UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Quarterly Report - Third Quarter 2006

SIGNATURES

Quarterly Report
Third Quarter 2006

This Report has been translated into English from the original version in Italian.
In case of doubt, the Italian version shall prevail.

Issue date: October 26, 2006
This Report is available on the Internet at the address:
www.fiatgroup.com

Fiat S.p.A.

Registered Office: Via Nizza 250, Turin, Italy
Paid-in capital: 6,377,257,130 euros
Entered in the Turin Company Register - Fiscal Code: 00469580013

BOARD OF DIRECTORS AND CONTROL BODIES

Board of Directors
Chairman	Luca Cordero di Montezemolo (3)
Vice Chairman	John Elkann (1) (3)
Chief Executive Officer	Sergio Marchionne (3)
Directors	Andrea Agnelli
Roland Berger (3)
Tiberto Brandolini d’Adda
Luca Garavoglia (1)
Gian Maria Gros-Pietro (1)
Hermann-Josef Lamberti (2)
Virgilio Marrone
Vittorio Mincato (2)
Pasquale Pistorio (3)
Carlo Sant’Albano
Ratan Tata
Mario Zibetti (2)
Secretary to the Board	Franzo Grande Stevens

(1) Member of the Nominating and Compensation Committee
(2) Member of the Internal Control Committee
(3) Member of the Strategic Committee

Board of Statutory Auditors
Statutory Auditors	Carlo Pasteris - Chairman
Giuseppe Camosci
Cesare Ferrero
Alternate Auditors	Giorgio Giorgi
Piero Locatelli
Roberto Lonzar

External Auditors	Deloitte & Touche S.p.A.

Main operating data of the Fiat Group

At 9.30. 2006	At 9.30. 2005		3rd Quarter 2006	3rd Quarter 2005
		(in millions of euros)
37,973	33,404	Net revenues	11,809	10,597
1,409	639	Trading profit	427	232
1,409	1,854	Operating income	427	409
1,101	2,070	Income before taxes	327	1,036
681	1,336	Net income before minority interest	200	826
613	1,293	Group interest in net income	195	818

0.433	1.299	Earnings per ordinary share (1)	0.156	0.796
0.433	1.299	Earnings per preference share (1)	0.123	0.796
1.208	1.299	Earnings per savings share (1)	0.156	0.796

0.472	1.299	Normalized earnings per ordinary share (2)	0.153	0.796
0.472	1.299	Normalized earnings per preference share (2)	0.153	0.796
0.627	1.299	Normalized earnings per savings share (2)	0.153	0.796
(1) For additional information on the calculation of basic and diluted Earnings per share see Note 12 of this Quarterly Report. The diluted earnings per share coincide with the basic earnings per share for all the periods presented.
(2) Normalized earnings per share have been calculated excluding the effects arising from the assignment of prior period dividends to savings shares.

Main balance sheet data of the Fiat Group

	At 9.30.2006	At 12.31.2005
(in millions of euros)

Total assets	61,216	62,454
Net debt	17,228	18,523
of which: Net industrial debt	2,610	3,219
Stockholders’ equity before minority interest	9,590	9,413
Group interest in stockholders’ equity	8,921	8,681

Employees at period-end (number)	173,932	173,695

OVERVIEW

Highlights of the Group’s performance in the third quarter of 2006

Group net revenues in the third quarter of 2006 amounted to 11,809 million euros, up 11.4% over the corresponding period of 2005 mainly thanks to the positive performances of Fiat Auto and Iveco whose revenues grew by 27.6% to 5.5 billion euros and 14.4% to 2.1 billion euros, respectively.

Trading profit totaled 427 million euros, equal to 3.6% of revenues, against 232 million euros in the corresponding period of 2005 (2.2% of revenues), for an increase of 195 million euros (+84%). The most significant improvements were reported by Fiat Auto (+136 million euros), positive for the fourth consecutive quarter, which had a trading profit of 51 million euros against a trading loss of 85 million euros in the third quarter of 2005, and by Iveco, whose trading profit increased by 79%, from 87 million euros to 156 million euros.

In the third quarter of 2006, operating income was in line with trading profit. In the corresponding quarter of 2005 operating income amounted to 409 million euros and included a positive contribution of 177 million euros from unusual items related to gains on disposals of investments for 881 million euros (878 million euros of which for the closing of the Italenergia Bis transaction), net of restructuring costs for 420 million euros and other unusual expenses for 284 million euros.

Consolidated net income (Group and Third Parties) in the third quarter of 2006 amounted to 200 million euros, against net income of 826 million euros in the corresponding quarter of 2005. Excluding the effect of the net unusual items previously mentioned and the unusual financial income related to the conversion of the Mandatory Convertible Facility, there would have been a net loss of 209 million euros in the third quarter of 2005. On a comparable basis, the net result would have increased by 409 million euros.

Highlights of the Group’s performance in the first nine months of 2006

Group net revenues in the first nine months of 2006 reached 37,973 million euros, an increase of 13.7% from the corresponding period of 2005, thanks to strong sales in the Automobiles business area and the positive performances of the principal industrial Sectors.

In the January to September period, trading profit totaled 1,409 million euros (3.7% of revenues), more than doubling the trading profit of 639 million euros reported in the same period of 2005 (1.9% of revenues), with significant improvements in the Automobiles business area and at Iveco. The trading profit of the Automobiles business area was driven by Fiat Auto, whose trading profit totaled 196 million euros, an improvement of 498 million euros from the first nine months of 2005, when the company reported a trading loss of 302 million euros. Iveco posted an increase of 172 million euros, from 217 million euros to 389 million euros (+79%).

Operating income in the first nine months of 2006 totaled 1,409 million euros, against operating income of 1,854 million euros in the corresponding period of 2005, but it included among unusual items the gain on the settlement of the Master Agreement with General Motors for 1,134 million euros, and the previously mentioned Italenergia Bis gain for 878 million euros, net of restructuring costs for 502 million euros and the negative balance of other unusual income (expenses) for 318 million euros.

Consolidated net income (Group and Third Parties) totaled 681 million euros against net income of 1,336 million euros in the corresponding period of last year. Excluding the impact of the previously mentioned unusual items, and the unusual financial income related to the Mandatory Convertible Facility transaction, there would have been a net loss of 460 million euros in the first nine months of 2005. On a comparable basis the net result would have increased by 1,141 million euros.

Net industrial debt at the end of the quarter amounted to 2.6 billion euros, down 0.6 billion euros from the beginning of the year. The positive operating performance and the proceeds from the sale of non strategic assets (mainly Banca Unione di Credito) more than offset seasonal absorption of the third quarter. At the end of the third quarter, the Group net industrial debt to stockholders’ equity ratio was 0.27 (0.34 at the end of 2005).

The Group’s cash position (cash, cash equivalents and current securities) totaled 5.5 billion euros at quarter-end, with respect to 7 billion euros at the end of 2005.

Outlook for 2006

The results of the third quarter of 2006 confirm the improvement achieved in the first half of the year. Consequently, the Group remains on track towards achieving the upward revised targets for the year: trading profit of 1.85 billion euros, of which 250 million euros coming from Fiat Auto; net income of 800 million euros (exclusive of one-off gains); and net industrial debt slightly higher than 2 billion euros (subject to the completion of the Fidis transaction by the end of the year).

OPERATING PERFORMANCE OF THE GROUP

1.1 - 9.30	1.1 - 9.30		3rd Quarter	3rd Quarter
2006	2005	(in millions of euros)	2006	2005

37,973	33,404	Net revenues	11,809	10,597
1,409	639	Trading profit	427	232
1,409	1,854	Operating income	427	409
1,101	2,070	Income before taxes	327	1,036
681	1,336	Net income before minority interest	200	826

From January 1, 2006 the Fiat Powertrain Technologies Sector is no longer included in the Automobiles business area since it no longer comprises only the passenger vehicles engine and transmission activities - over which Fiat regained control in May 2005 following the termination of the Master Agreement with General Motors - but also the industrial powertrain activities that were included in the Iveco Sector until December 31, 2005.
In accordance with IAS 14 - Segment Reporting, the figures for 2005 have consequently been reclassified by assigning the former Iveco powertrain activities to Fiat Powertrain Technologies (FPT); the Iveco Sector, on the other hand, no longer includes the powertrain activities.
Starting from January 1, 2006 the Fiat Powertrain Technologies Sector is included in the Components & Production Systems business area and, therefore, from the same date, the Automobiles business area comprises Fiat Auto (the Fiat, Alfa Romeo, Lancia and Fiat Commercial Vehicles brands), Maserati and Ferrari.

Operating performance of the Fiat Group in the third quarter of 2006

Net revenues

	3rd Quarter
(in millions of euros)	2006	2005	% change

Automobiles (Fiat Auto, Maserati, Ferrari)	5,954	4,745	25.5%
Agricultural and Construction Equipment (CNH)	2,314	2,456	-5.8%
Trucks and Commercial Vehicles (Iveco)	2,095	1,832	14.4%
Components & Production Systems (FPT, Magneti Marelli, Teksid, Comau)	2,733	2,691	1.6%
Other Businesses (Services, Publishing and Communications, Holding companies and Other companies)	355	392	-9.4%
Eliminations	(1,642)	(1,519)	-
Total for the Group	11,809	10,597	11.4%

In the third quarter of 2006, the Group had net revenues of 11,809 million euros, up 11.4% from the third quarter of 2005, mainly thanks to the positive performances recorded by the Automobiles business area, in particular Fiat Auto, and Iveco. With revenues of 5,954 million euros, the Automobiles business area increased by 25.5% from the third quarter of 2005. This reflected the high sales volume of Fiat Auto which, with revenues of 5,537 million euros, increased by 27.6%. Ferrari revenues also grew (+9.9%), while Maserati showed a decrease of 7%.

In the third quarter of 2006, CNH revenues totaled 2,314 million euros. The decrease of 5.8% over the corresponding period in 2005 is attributable to the impact of currency translation differences. Lower sales volumes in the agricultural equipment segment and, to a lesser extent, in the construction equipment segment, were offset by higher prices and increased revenues from financial services.
Iveco revenues totaled 2,095 million euros, up 14.4% over the third quarter of 2005, due to an increase in volumes and improved prices/mix.

The Components & Production Systems business area had revenues of 2,733 million euros in the third quarter of 2006, an increase of 1.6% over the corresponding period in 2005. FPT posted revenues of 1,345 million euros in the third quarter of 2006, an increase of 11.8% compared to the third quarter of 2005. Part of the Sector’s output is sold to other Group Sectors, while sales to third parties and joint ventures represented 23% of revenues in the third quarter of 2006. Magneti Marelli increased its revenues by 6.1%, while Teksid revenues decreased by 11.5%, partly due to a change in the scope of consolidation. The 31.8% decrease in revenues at Comau was due to a significant decrease in contract work.

Trading profit

	3rd Quarter
(in millions of euros)	2006	2005	Change
Automobiles (Fiat Auto, Maserati, Ferrari)	83	(53)	136
Agricultural and Construction Equipment (CNH)	137	133	4
Trucks and Commercial Vehicles (Iveco)	156	87	69
Components & Production Systems (FPT, Magneti Marelli, Teksid, Comau)	83	101	-18
Other Businesses (Services, Publishing and Communications, Holding companies and Other companies) and Eliminations	(32)	(36)	4
Total for the Group	427	232	195

In the third quarter of 2006, trading profit amounted to 427 million euros, up from 232 million euros in the corresponding quarter of 2005. Significant improvements were recorded in the Automobiles business area, and more specifically at Fiat Auto, which reported a trading profit of 51 million euros against a loss of 85 million euros in the third quarter of 2005, and by Iveco, whose trading profit increased from 87 million euros to 156 million euros. CNH posted a slight increase, while the Components & Production Systems business area registered a decrease connected with the trading loss at Comau, which was only in part offset by the improved trading profit posted by Magneti Marelli and Fiat Powertrain Technologies.

Operating income

Operating income amounted to 427 million euros in the third quarter of 2006, up from 409 million euros in the third quarter of 2005, which had benefited from the gain realized on the closing of the Italenergia Bis transaction (878 million euros), net of restructuring costs for 420 million euros and other unusual expenses for 284 million euros. The improvement in trading profit of 195 million euros, lower restructuring costs for 291 million euros and lower other unusual expenses for 254 million euros more than offset lower gains on the disposal of investments for 722 million euros.

Net gains on the disposal of investments amounted to 159 million euros in the third quarter of 2006; they included the gains on the sale of Banca Unione di Credito - B.U.C. (80 million euros), Immobiliare Novoli (39 million euros), a gain on the sale of Machen Iveco Holding SA which owned 51% of Ashok Leyland Ltd (23 million euros), and the gain following the closing of the sale of Atlanet (22 million euros). In the third quarter of 2005, this item was positive by 881 million euros, 878 million euros of which was in connection with the sale to EDF of the interest held in Italenergia Bis.

In the third quarter of 2006, restructuring costs totaled 129 million euros and referred mainly to CNH (88 million euros), Comau (29 million euros) and Iveco (10 million euros). During the corresponding period in 2005, restructuring costs totaled 420 million euros and referred mostly to the restructuring of the Sector’s central organizations and certain foreign operations throughout most of the Group Sectors. In particular, the most significant amounts referred to Fiat Auto (121 million euros), Iveco (96 million euros), CNH (77 million euros) and Comau (43 million euros).

In the third quarter of 2006, the balance of Other unusual income (expenses) was a negative 30 million euros, compared with a negative balance of 284 million euros in the third quarter of 2005. This item includes, among other things, 25 million euros for the writedown of goodwill related to certain European subsidiaries of Comau, following the redefinition and restructuring of the activity in the Sector undertaken during the quarter. In the third quarter of 2005, this item included expenses for 121 million euros connected with the process of reorganization and the streamlining of relationships with Group suppliers, expenses of 141 million euros incurred by Fiat Auto, associated with platform rationalization and product relocation, and one-off charges relating to prior years’ business disposals for 22 million euros.

Net income

Net financial expenses in the third quarter of 2006 totaled 120 million euros, compared with net expenses of 212 million euros in the third quarter of 2005. The improvement from the same period of 2005 is essentially due to lower net industrial debt (partly in consequence of the conversion of the Mandatory Convertible Facility and completion of the Italenergia Bis transaction in September 2005). The financial component of costs for pension plans and other employee benefits totaled 38 million euros in the third quarter of 2006, an increase with respect to the 31 million euros of the corresponding period of 2005.

The third quarter of 2005 had benefited from Unusual financial income of 858 million euros, resulting from the capital increase carried out on September 20, 2005 with simultaneous conversion of the Mandatory Convertible Facility.

Investment income totaled 20 million euros in the third quarter of 2006, against an investment loss of 19 million euros in the third quarter of 2005. This latter result was negatively impacted by risks and charges of 38 million euros reported for an investment in China.

Income before taxes totaled 327 million euros in the third quarter of 2006, against income of 1,036 million euros in the corresponding period of 2005. Excluding the balance of unusual items already mentioned under Operating Income and the above-mentioned unusual financial gain booked in 2005, income before taxes improved by 326 million euros and is attributable to the higher trading profit (+195 million euros), lower net financial expenses for 92 million euros and higher investment income for 39 million euros.

Income taxes totaled 127 million euros in the third quarter of 2006, 35 million euros of which for IRAP, and the remaining 92 million euros mainly relating to current income tax charges referring to subsidiaries based outside of Italy. The decrease with respect to the 210 million euros of the corresponding quarter of 2005 is largely due to lower prior-period taxes for 95 million euros.

Net income before minority interest was 200 million euros in the third quarter of 2006, against income of 826 million euros in the corresponding quarter of 2005. Excluding the effect of net unusual items, there would have been a net loss of 209 million euros for the third quarter of 2005. On a comparable basis, the net result would therefore have increased by 409 million euros.

Group interest in net income amounted to 195 million euros in the third quarter of 2006, against income of 818 million euros in the third quarter of 2005.

Operating performance of the Fiat Group in the first nine months of 2006

Net revenues

	1.1 - 9.30
(in millions of euros)	2006	2005	% change

Automobiles (Fiat Auto, Maserati, Ferrari)	18,645	15,236	22.4%
Agricultural and Construction Equipment (CNH)	7,980	7,628	4.6%
Trucks and Commercial Vehicles (Iveco)	6,452	5,976	8.0%
Components & Production Systems (FPT, Magneti Marelli, Teksid, Comau)	9,167	7,501	n.s.
Other Businesses (Services, Publishing and Communications, Holding companies and Other companies)	1,130	1,179	-4.2%
Eliminations	(5,401)	(4,116)	-
Total for the Group	37,973	33,404	13.7%

Group net revenues totaled 37,973 million euros in the first nine months of 2006, up 13.7% from the corresponding period of 2005, thanks to the significant increase in sales recorded in the Automobiles business area and the positive performances of the principal industrial Sectors.

With revenues of 18,645 million euros, the Automobiles business area exceeded by 22.4% the revenues recorded in the first nine months of 2005. This reflected high sales levels at Fiat Auto which, with revenues of 17,305 million euros, grew by 23.9%. Ferrari revenues also increased (+14.4%), while Maserati reported a decline of 8.5%.

In the first nine months of 2006, CNH had revenues of 7,980 million euros. The 4.6% increase over the corresponding period of 2005 is attributable to exchange rate translation differences and higher volumes of construction equipment, against a drop in volumes of agricultural equipment.

Iveco had revenues of 6,452 million euros, an increase of 8% over the January to September 2005 period due to higher volumes and improved prices/mix.

Total revenues of the Components & Production Systems business area reached 9,167 million euros in the first nine months of 2006, against revenues of 7,501 million euros in the corresponding period of 2005, for an increase of 8.4% on a comparable basis. This business area includes the revenues of Fiat Powertrain Technologies, which increased from the 3,044 million euros posted in the first nine months of 2005 (referring to the powertrain activities previously consolidated in the Iveco Sector and, starting from May 2005, to the powertrain operations that were transferred to FPT following the termination of the Master Agreement with General Motors) to 4,515 million euros in the first nine months of 2006 (on a comparable basis the increase would have amounted to 11.3%). Part of the Sector’s output is sold to other Group Sectors, while sales to third parties and joint ventures represent 25% of revenues in the first nine months of 2006. As for the other Sectors, an increase in revenues was posted by Magneti Marelli (+13.8%), against a decrease in revenues at Comau (-13.8%) and Teksid (-3.9%).

Trading profit

	1.1 - 9.30
(in millions of euros)	2006	2005	Change
Automobiles (Fiat Auto, Maserati, Ferrari)	266	(291)	557
Agricultural and Construction Equipment (CNH)	547	538	9
Trucks and Commercial Vehicles (Iveco)	389	217	172
Components & Production Systems (FPT, Magneti Marelli, Teksid, Comau)	270	238	32
Other Businesses (Services, Publishing and Communications, Holding companies and Other companies) and Eliminations	(63)	(63)	-
Total for the Group	1,409	639	770

In the period from January to September, trading profit totaled 1,409 million euros, more than double the 639 million euros in trading profit recorded in the same period of 2005, with significant improvements in the Automobiles business area and at Iveco. The trading profit of the Automobiles business area was driven by Fiat Auto, which reported a trading profit of 196 million euros against a trading loss of 302 million euros in the first nine months of 2005, as well as by Ferrari’s improved performance and the lower trading loss reported by Maserati. The trading profit of the Components & Production Systems business area also improved, while CNH’s only marginal improvement reflects the impact of a non-recurring gain of 83 million euros in the first nine months of 2005 due to the renegotiation of health-care benefits granted to employees.

Operating income

Operating income totaled 1,409 million euros in the first nine months of the year, against an operating income of 1,854 million euros in the same period of 2005, which included unusual income of 1,134 million euros resulting from the termination of the Master Agreement with General Motors, and the previously mentioned Italenergia Bis gain (878 million euros), net of restructuring costs of 502 million euros and the negative balance of other unusual income (expenses) for 318 million euros. Lower other unusual income for 846 million euros and lower net gains on the disposal of investments for 734 million euros were partially offset by an improvement in trading profit of 770 million euros, as well as by lower restructuring costs for 365 million euros.

In the first nine months of 2006, net gains on the disposal of investments totaled 167 million euros and they referred to disposals described for the quarter, as well as the disposal of the residual stake in IPI (9 million euros). The 901 million euros reported for the first nine months of 2005 included the above-mentioned gain (878 million euros) on the sale of the stake held in Italenergia Bis and the gain realized upon the sale of Palazzo Grassi S.p.A. (23 million euros).

In the January to September period, restructuring costs totaled 137 million euros and mainly related to CNH and Comau. In the first nine months of 2005 this item totaled 502 million euros due to the charges mentioned for the third quarter of 2005, as well as those previously reported in particular by Fiat Auto and related to the restructuring of the Fiat-GM Powertrain activities (the joint venture unwound in May 2005).

In the first nine months of the year, the balance of Other unusual income (expenses) was a negative 30 million euros, mainly referable to the writedown of the goodwill recognized for certain subsidiaries of Comau, as previously mentioned.
In the same period of 2005 this item showed a positive balance of 816 million euros which included the following: a gain on the termination of the Master Agreement with General Motors of 1,134 million euros (net of accessory costs); a gain of 117 million euros realized upon final sale of the real estate that had been securitized in 1998; expenses of 187 million euros related to the reorganization and rationalization of both Group suppliers (started in 2004) and Fiat Auto dealers; Fiat Auto expenses of 141 million euros associated with platform rationalization and product relocation; 71 million euros in expenses for the indemnity recognized to Global Value for the unwinding of the joint venture with IBM; and one-off charges related to prior years business disposals, totaling 30 million euros.

Net income

Net financial expenses totaled 418 million euros in the first nine months of 2006, an improvement of 230 million euros from the net expenses of 648 million euros recorded in the same period of 2005. As previously mentioned for the quarter, the positive change mainly stems from the lower net industrial debt of the Group, particularly due to the conversion of the Mandatory Convertible Facility and completion of the Italenergia Bis transaction, as well as financial income of 56 million euros deriving from the equity swap agreement on Fiat shares which had been entered into to cover stock option plans. The financial component of costs for pension plans and other employee benefits totaled 119 million euros in the January to September period of 2006, against 93 million euros in the same period of 2005.

As previously mentioned for the quarter, the first nine months of 2005 benefited from Unusual financial income of 858 million euros resulting from the capital increase of September 20, 2005 with the simultaneous conversion of the Mandatory Convertible Facility.

Investment income in the January to September period totaled 110 million euros, up from 6 million euros in the first nine months of 2005, when it was impacted by costs and risks connected with equity investments in China that amounted to 73 million euros.

Income before taxes totaled 1,101 million euros in the first nine months of 2006, against income of 2,070 million euros in the same period of 2005. Excluding unusual items, income before taxes improved by 1,104 million euros, thanks to higher trading profit (+770 million euros), lower net financial expenses for 230 million euros and higher income from investments for 104 million euros.

Income taxes totaled 420 million euros in the first nine months of 2006, 112 million euros of which for IRAP, 304 million euros for current and deferred income tax charges referring principally to subsidiaries based outside of Italy and 4 million euros for prior period taxes. Income taxes for the same period in 2005 totaled 734 million euros, and included the realization of 277 million euros in deferred tax assets recognized at the end of 2004 by Fiat S.p.A. as a consequence of the gain on the termination of the Master Agreement with General Motors, IRAP for 77 million euros, current and deferred income tax charges referring principally to subsidiaries based outside of Italy for 287 million euros and prior period taxes for 93 million euros.

Net income before minority interest was 681 million euros in the first nine months of 2006, against income of 1,336 million euros in the same period of 2005. Excluding net unusual income, there would have been a net loss of 460 million euros in the first nine months of 2005. On a comparable basis, the net result would therefore have increased by 1,141 million euros.

Group interest in net income amounted to 613 million euros in the first nine months of 2006, against income of 1,293 million euros in the same period of 2005.

OPERATING PERFORMANCE BY BUSINESS AREA

Automobiles

Net revenues

1.1 - 9.30				3rd Quarter
2006	2005	% change	(in millions of euros)	2006	2005	% change

17,305	13,971	23.9%	Fiat Auto	5,537	4,341	27.6%
375	410	-8.5%	Maserati	106	114	-7.0%
1,038	907	14.4%	Ferrari	332	302	9.9%
(73)	(52)	-	Eliminations	(21)	(12)	-
18,645	15,236	22.4%	Total	5,954	4,745	25.5%

Trading profit

1.1 - 9.30				3rd Quarter
2006	2005	Change	(in millions of euros)	2006	2005	Change
196	(302)	498	Fiat Auto	51	(85)	136
(32)	(63)	31	Maserati	(6)	(10)	4
102	74	28	Ferrari	38	42	-4
266	(291)	557	Total	83	(53)	136

Fiat Auto

Fiat Auto closed the third quarter of 2006 with revenues of 5,537 million euros, an increase of 27.6% over the 4,341 million euros in the same period of 2005. The success of the new models led to a significant increase in volumes in the quarter despite tough European market conditions.

In the third quarter of 2006, the Western European market for automobiles declined 2.9% over the same period of 2005. Among the principal countries, Germany was the only one that posted a slight increase in demand (approximately +1%), while the market performed poorly in Italy (-6.2%), France (approximately -7%), Spain (approximately -4%) and Great Britain (approximately -2%).

Outside Western Europe, the negative trend that characterized the Polish market for all of 2005 and early 2006 reversed and a slight increase (+1.3%) was posted in the third quarter of 2006 with respect to the corresponding quarter of 2005; in Brazil demand continued to increase at sustained levels and reached an increase of 17.2%.

The market for light commercial vehicles continued to perform well with increases in Western Europe (2.6%) and in Italy (2.4%).

In the third quarter of 2006, Fiat Auto delivered a total of approximately 459,700 units, 21.4% more than in the same period of 2005. Deliveries in Western Europe totaled approximately 279,000 units for an increase of 24.1%. This result is particularly significant since it was achieved in a sluggish market environment. The Sector fully exploited the success of the models that were gradually introduced starting in mid-2005; in particular the volumes of Fiat Auto were driven by the excellent performance of the Grande Punto, which has consistently held on to its position as one of the top-selling cars in Europe, and the Fiat Panda that confirmed its leadership in the A segment.

Fiat Auto performed well in all the principal European markets, as shown by the increases in deliveries recorded in Italy (+25.1%), Great Britain (+55.4%), France (+26.9%), Germany (+12.5%) and Spain (+10.1%). Fiat Auto’s share of the automobile market in Italy stood at 30.8%, with an increase of 3.2 percentage points over the corresponding quarter of 2005; its share of the Western European market increased by one percentage point to 7.1%. In absolute terms, this share was impacted by the seasonally lower weight of demand in Italy as compared with other countries.

In Brazil, Fiat Auto fully exploited the positive phase of the market and further strengthened its position; in the third quarter of 2006 deliveries increased by 20.3% and Fiat Auto’s share of the automobile market stood at 26.3%, 1.5 percentage points higher than in the same quarter of 2005. In Poland, Fiat Auto deliveries rose by 7.9% over the third quarter of 2005; its market share stood at 9.9% (virtually unchanged from the same quarter of 2005).

The positive trend of light commercial vehicles continued, boosted by the success of the New Doblò Cargo, “Van of the Year 2006”, and the New Ducato, and the positive performances of vans, i.e. vehicles derived from cars. In the quarter a total of approximately 70,100 vehicles were delivered, for an increase of 4% over the third quarter of 2005. In Western Europe deliveries rose by 11.8%. Fiat Auto’s share of the market for light commercial vehicles in Italy reached 47.5%, posting an increase of 5.9 percentage points, while in Western Europe its market share increased by 0.6 percentage points to 10.7%.

Fiat Auto had a trading profit of 51 million euros in the third quarter of 2006, reflecting a major improvement from the trading loss of 85 million euros reported in the same quarter of 2005. The improvement is largely attributable to the increased volumes, a more favorable product mix due to the new models, improved absorption of fixed production costs, and the containment of governance costs, net of rising advertising costs relating to the new models.

In the first nine months of 2006, Fiat Auto had revenues of 17,305 million euros, a 23.9% increase over the 13,971 million euros of the first nine months of 2005 reflecting a significant increase in volumes and the positive effect of exchange rate differences. Total deliveries in the first nine months of the year amounted to 1,460,600 (+18.7% over the same period of 2005). More specifically, in a Western European market that was stable overall, Sector deliveries rose by 22.5%; in Italy growth reached 26.5%, while demand increased by 4%. Deliveries were buoyant in Brazil as well (+12.2%), while the overall decline in volumes recorded in the period in Poland (-6.6%) was still influenced by the negative performance of the first quarter of 2006.

In the January to September period, Fiat Auto’s share of the automobile market in Italy held steady above 30%, with an average of 30.7% (+3 percentage points over the first nine months of 2005). In Western Europe the overall market share rose by 1.2 percentage points to 7.6%. In Brazil, Fiat Auto’s market share grew to 25.1% (+0.5 percentage points).

Fiat Auto had a trading profit of 196 million euros in the first nine months of the year, a significant improvement over the loss of 302 million euros of the same period of 2005. The reasons for this change are attributable to the same factors mentioned for the quarter.

Maserati

Maserati had revenues of 106 million euros in the third quarter of 2006, a decline of 7% with respect to the third quarter of 2005 which had benefited from the sales of the special MC 12 series which is no longer being sold in 2006. Sales of the Quattroporte declined, in anticipation of the introduction of the new model which is expected to be launched in January 2007. This decrease was offset by an increase in sales of the Coupé in the new GranSport Victory version and the Spyder.

In the third quarter Maserati delivered 1,147 cars to the network, virtually in line (-0.6%) with the corresponding period of 2005.

In the third quarter of 2006, Maserati had a trading loss of 6 million euros. The improvement from the trading loss of 10 million euros in the corresponding quarter of 2005 mainly stems from efficiency gains on industrial and governance costs.

The Sector had revenues of 375 million euros in the first nine months of 2006, a decrease of 8.5% from the same period of 2005 due to lower sales of the Quattroporte and termination of sales of the MC 12.

In the January to September period, a total of 4,171 units were sold to the network, representing a decrease of 2.8%.

In the first nine months of 2006, Maserati had a trading loss of 32 million euros, against a trading loss of 63 million euros in the first nine months of 2005. The reasons for the 31 million euro improvement are the same as those indicated for the quarter, and namely cost efficiency gains.

Ferrari

Ferrari had revenues of 332 million euros in the third quarter of 2006, up 9.9% over the corresponding quarter of 2005, reflecting the increase in deliveries to the network (1,313 units, +9%). The increase in sales is attributable to the F430 model and the success of the new 12 cylinder 599 GTB Fiorano model, launched at the end of the first half of 2006.

Deliveries to end customers totaled 1,368 units in the third quarter of 2006, up 2% over the corresponding period of 2005.

Ferrari closed the third quarter of 2006 with a trading profit of 38 million euros, a slight decrease over the 42 million euros of the same period of 2005. The improvement due to the rise in deliveries was more than offset by an incidental impact from the racing activity.

Ferrari had revenues of 1,038 million euros in the first nine months of 2006, a 14.4% increase from the same period of 2005 mainly due to higher sales of the various versions of the F430, a better mix, resulting from sales of the FXX model, and the commercialization of the new 599 GTB Fiorano model.

In the January to September period, deliveries to the network reached 4,062 units, up 6.2% over the same period of last year. A total of 4,327 units were delivered to end customers for an increase of 7%.

In the first nine months of 2006, Ferrari had a trading profit of 102 million euros, an improvement over the 74 million euros of the corresponding period of 2005. The change reflects higher volumes, a better mix, higher prices and cost efficiencies.

Agricultural and Construction Equipment

1.1 - 9.30			3rd Quarter
2006	2005	(in millions of euros)	2006	2005
7,980	7,628	Net revenues	2,314	2,456
4.6%		% change	-5.8%
547	538	Trading profit	137	133
9		Change	4

CNH revenues in the third quarter of 2006 amounted to 2,314 million euros. The decrease of 5.8% over the same quarter a year ago is attributable to currency translation differences. On a comparable basis revenues would have been stable: lower sales volume in agricultural equipment and, to a lesser extent, in construction equipment, was offset by improved pricing and higher revenues from financial services.

The global market for agricultural equipment remained in line with the third quarter of 2005, with different trends in various areas. In North America, demand decreased by 9% due to lower sales of tractors and combine harvesters, while in Latin America the market demand for tractors remained stable, while a pronounced decline was recorded for combines. In Western Europe demand for tractors and combine harvesters remained at the same level of a year ago. Sales of tractors increased by 7% in Rest of the World countries, but decreased for combines. In the third quarter of 2006, CNH deliveries declined with respect to the third quarter of 2005, also as a result of de-stocking efforts. Tractors deliveries decreased in North America and in the Rest of the World countries, while they remained stable in Western Europe. They posted an increase only in Latin America. Deliveries of combine harvesters declined overall, reflecting the negative market trend.

The global construction equipment market grew by 8% over the third quarter of 2005. Demand for light and heavy equipment grew significantly in the principal markets with the exception of North America where it declined by 7% reflecting decreases in all the main product lines. In the third quarter of 2006, CNH deliveries to the network decreased slightly over the same quarter of 2005, due to a contraction in demand in North America and a delay in the ramp up of production, while volumes increased significantly in the other regions.

CNH closed the third quarter of 2006 with a trading profit of 137 million euros, a slight increase (+4 million euros) with respect to the trading profit of 133 million euros of the third quarter of 2005. Higher prices and production cost efficiency gains offset the impact of lower volumes.

In the first nine months of 2006, CNH had revenues of 7,980 million euros, an increase of 4.6% over the corresponding period of 2005, half of which connected to the positive translation impact. On a comparable basis, the increase is attributable to higher sales of construction equipment, increased revenues from financial services and improved prices, against a decline in agricultural equipment volumes.

In the first nine months of 2006, the global market for agricultural equipment increased by 9%, driven by the growth in demand for tractors, in particular in Rest of the World countries, against a global decrease of combine sales. CNH deliveries to the network decreased by 7% with respect to the first nine months of 2005. Sales of tractors decreased in North America and, to a lesser extent, in Western Europe and in the Rest of the World countries, while they increased in Latin America. Deliveries of combines decreased in the various geographical regions, except in the Rest of the World countries.

In a positive market environment (+11% globally) deliveries of CNH construction equipment to the network posted a 4% overall increase over the first nine months of 2005, due to the positive performance of all its product lines across the different geographical regions, with the exception of North America where a decrease was recorded.

CNH trading profit in the first nine months of the year was 547 million euros, against the trading profit of 538 million euros reported in the corresponding period of 2005, which included an 83 million euro one-time benefit due to the renegotiation of health care benefits to employees in North America. Excluding this impact, the trading profit of CNH would have increased by 92 million euros. This improvement is due to higher prices, efficiency gains and the positive impact of higher volumes of construction equipment, against lower volumes of agricultural equipment.

Trucks and Commercial Vehicles

1.1 - 9.30			3rd Quarter
2006	2005	(in millions of euros)	2006	2005
6,452	5,976	Net revenues	2,095	1,832
8.0%		% change	14.4%
389	217	Trading profit	156	87
172		Change	69

As previously mentioned, the Iveco Sector figures for both periods are shown excluding the powertrain activities, which were transferred to the Fiat Powertrain Technologies Sector as of January 1, 2006.

Iveco closed the third quarter of 2006 with revenues of 2,095 million euros, up 14.4% from the corresponding period of 2005. The improvement reflects higher volumes and improved prices/mix.

Western European demand for commercial vehicles (curb weight > 2.8 tons) was substantially in line (+0.5%) with respect to the third quarter of 2005. With reference to segments, significant growth was recorded for heavy (+9.7%) and medium (9.3%) vehicles. Both segments were characterized by an acceleration in demand caused by the phase-out of production of Euro 3 compliant engines, while the market for light vehicles declined by 3.4%. Overall demand increased in France (+6.6%) and in Spain (2.8%), while the negative trend continued in Italy (-8.4%). In Germany (-3.1%) and Great Britain (-4.3%), the downward trend in demand stabilized after accelerating during the first part of the year in anticipation of the introduction of the digital tachograph. Demand for buses in the five principal Western European markets grew by 2.5% compared with the third quarter of 2005.

During the quarter, Iveco delivered a total of 40.300 vehicles to the network, 4,700 of which sold with buy-back commitments, posting an increase of 7.2% over the corresponding period of 2005. In Western Europe, a total of 29,300 vehicles were delivered for an increase of 11.5%. At the individual country level, increases were recorded in Spain (+40.5%), Germany (+25.8%) and France (+26.7%), while, in a negative market environment, declines were posted in Italy (-12.8%) and in Great Britain (-15.1%). Outside Western Europe, Iveco increased its volumes in Eastern Europe, while they remained stable in other areas.

Iveco’s market share in Western Europe (10.9%), was substantially in line with the third quarter of 2005 (-0.1 percentage point). The increased share for light vehicles was compensated by the decrease in market share for medium and heavy-range vehicles. At the single country level, market shares improved in Germany and Spain, while they decreased in Italy, France and Great Britain.

In the third quarter of 2006, Iveco had a trading profit of 156 million euros, a sharp increase with respect to the 87 million euros reported in the third quarter of 2005. This positive performance is mainly attributable to higher volumes, better prices, an improved mix and efficiencies realized on governance costs.

During the first nine months of 2006, Iveco’s revenues amounted to 6,452 million euros, up 8% over the same period of 2005. This increase was attributable to the positive effect of sales volumes and improved prices/mix.

Iveco delivered a total of 129,800 vehicles during the first nine months, 13,300 of which sold with buy-back commitments, for an increase of 3.8% compared with the same period of 2005. In Western Europe alone, where the market grew by 2.2% as a result of the increases in the medium and heavy segments, the Sector posted a 4.3% increase attributable to higher deliveries in Germany, France and Spain. In the other areas, volumes of deliveries rose in Eastern Europe, while they declined slightly in Latin America. Western European market share (10.7%) decreased slightly (-0.2 percentage points compared with the first nine months of 2005) due to lower sales of medium and heavy-range vehicles.

During the first nine months of 2006, Iveco’s trading profit was 389 million euros. The reasons for the sharp improvement over the 217 million euros posted in the same period of 2005 are the same as those described for the quarter.

Components and Production Systems

Net revenues

1.1 - 9.30				3rd Quarter
2006	2005	% change	(in millions of euros)	2006	2005	% change
4,515	3,044	n.s.	Fiat Powertrain Technologies	1,345	1,203	11.8%
3,321	2,919	13.8%	Components (Magneti Marelli)	979	923	6.1%
743	773	-3.9%	Metallurgical Products (Teksid)	223	252	-11.5%
940	1,091	-13.8%	Production Systems (Comau)	288	422	-31.8%
(352)	(326)	-	Eliminations	(102)	(109)	-
9,167	7,501	n.s.	Total	2,733	2,691	1.6%

Trading profit

1.1 - 9.30				3rd Quarter
2006	2005	Change	(in millions of euros)	2006	2005	Change

118	82	36	Fiat Powertrain Technologies	32	24	8
136	113	23	Components (Magneti Marelli)	44	38	6
45	33	12	Metallurgical Products (Teksid)	15	14	1
(29)	10	-39	Production Systems (Comau)	(8)	25	-33
270	238	32	Total	83	101	(18)

Fiat Powertrain Technologies

As previously mentioned, the data for Fiat Powertrain Technologies for the third quarter of 2006 and the corresponding period of last year comprise the automotive powertrain activities (Passenger & Commercial Vehicles) that were transferred to this sector in May 2005 following termination of the Master Agreement with General Motors, as well as the powertrain activities that were previously included in the Iveco Sector (Industrial & Marine), and which have been reclassified in FPT for 2005.

In the third quarter of 2006, revenues totaled 1,345 million euros, an increase of 11.8% over the corresponding period of the previous year. Most of the Sector output was sold to other Group Sectors, while sales to third parties and joint ventures accounted for 23% of revenues in the third quarter of 2006.

In the third quarter of 2006, the Passenger & Commercial Vehicles product line had revenues of 760 million euros, up 13% over the same period of 2005. During the quarter, a total of 518,000 engines were sold, an increase of 21.4% over the third quarter of 2005 attributable to both gasoline and diesel engines; approximately 18% is represented by diesel engines sold to General Motors and Suzuki. A total of 389,000 transmissions were sold (+11.3%).

The Industrial & Marine product line posted revenues of 581 million euros (+9% more over the third quarter in 2005). A total of 96,000 engines were sold (substantially in line with the third quarter of 2005) principally to Iveco (48%), CNH (19%) and Sevel, the joint venture between Fiat Auto and the PSA Group (20%). In addition, 24,000 transmissions (-17%) and 58,000 axles (+14%) were sold.

In the third quarter of 2006, FPT had a trading profit of 32 million euros, against a trading profit of 24 million euros in the third quarter of 2005. Growth mainly stemmed from cost efficiency gains which more than offset the negative effects of higher raw material prices, mainly aluminum.

In the first nine months of 2006, FPT reported revenues of 4,515 million euros (25% of which to third parties and joint ventures), against revenues of 3,044 million euros in the same period a year earlier which, as explained above, include the Passenger & Commercial Vehicles product line only from May 2005 and the former Iveco activities for the entire nine-month period. The Passenger & Commercial Vehicles product line posted revenues of 2,522 million euros and sold 1,730,000 engines and 1,258,000 transmissions. During the January to September period, the Industrial & Marine product line had revenues of 1,982 million euros (+4.8% over the corresponding period of 2005) and sold 331,000 engines (+1.5%), 97,000 transmissions (-4.2%) and 197,000 axles (+9.1%).

Trading profit for the first nine months of 2006 was 118 million euros, up from the 82 million euros of the same period a year ago, due to the different scope of operations and the reasons already explained for the quarter.

Magneti Marelli

Magneti Marelli had revenues of 979 million euros in the third quarter of 2006, for an increase of 6.1% over the same quarter of last year. On a comparable scope of consolidation and at the same exchange rates, revenues would have increased by approximately 10%, with revenue growth in all business units, stemming from the good performance of the sales of Fiat models and from sales to non captive customers.

The revenues of the Lighting Business Unit, which has a major component of revenues from third parties, grew due to the greater impact of high-tech products, which have a higher unit value, and to new productions that are now fully operational. In Brazil, revenues increased thanks to a positive market trend. Revenues at the Engine Control Business Unit stemmed from higher sales to Fiat Auto, to Fiat Powertrain Technologies and to non captive customers. On a comparable basis, sales of the Exhaust Systems and Suspension Systems Business Unit grew both in Italy and abroad on the back of the positive sales performance of Fiat models. As for the Suspension Systems activities, it should be noted that in the second quarter of 2006 Magneti Marelli sold to Fiat Auto the Suspension Systems manufacturing and assembly activities carried out at the Cassino, Pomigliano d’Arco, Melfi and Mirafiori plants and that it had previously sold the manufacturing and assembly activities carried out at the Termini Imerese plant. The increase in revenues at the Electronic Systems Business Unit stemmed from higher demand by manufacturers and the manufacturing of products launched in 2005 whose production is now fully operational.

In the third quarter of 2006, Magneti Marelli had a trading profit of 44 million euros. The 6 million euro improvement over the same period of 2005 is mainly attributable to higher sales volume, the streamlining of the cost structure and efficiency gains, which offset competitive price pressures.

In the first nine months of 2006, Magneti Marelli had revenues of 3,321 million euros, up 13.8% from the same period a year earlier. On a comparable scope of consolidation and at the same exchange rates, the increase would have been the same. All business units posted increases due to the positive sales performance of Fiat models. Sales to third parties also performed well.

In the first nine months of 2006, Magneti Marelli reported a trading profit of 136 million euros, 23 million euros higher than in the first nine months of 2005, due to the same factors described for the quarter, despite higher raw material prices.

Teksid

In the third quarter of 2006, Teksid had revenues of 223 million euros, down 11.5% from the same period of 2005 partly due to the sale of a French subsidiary (SBFM) operating in the Cast Iron segment. Excluding the impact of this deconsolidation, revenues would have decreased by 4%, mainly due to lower volumes at the Magnesium Business Unit.

On a comparable scope of operations, the Cast Iron Business Unit posted a decrease of 3% and the Magnesium Business Unit of 9%, mainly due to the difficult situation of the reference market, in particular the SUV market in North America.

Teksid closed the third quarter of 2006 with a trading profit of 15 million euros, in line with the trading profit of 14 million euros of the same period of 2005 which had benefited from non-recurring income for 6 million euros. The underlying improvement in trading profit is therefore attributable to efficiency gains.

In the first nine months of 2006, Teksid had revenues of 743 million euros, a decrease of 3.9% from the same period of 2005. Excluding the previously mentioned change in the scope of operations, revenues would have increased by approximately 6%, thanks to higher volumes at the Cast Iron Business Unit (+2% on a comparable basis) realized in Europe, Brazil and Mexico and the positive impact of foreign currency translation differences that more than offset lower volumes at the Magnesium Business Unit (-3%).

In the first nine months of 2006 trading profit totaled 45 million euros. The improvement over the 33 million euros of the corresponding period of 2005 was mainly due to higher volumes and efficiency gains that more than offset lower non-recurring income.

Comau

In the third quarter of 2006, Comau had revenues of 288 million euros, down 31.8% over the corresponding period of 2005. The change is due to the drop in activity levels in the Body-welding and Powertrain business lines in Europe and at Comau Pico (North America). On the other hand Service activities in Europe and South America improved.

The low level of investments by carmakers negatively impacted order intake for the period, which decreased by 8.3% from the third quarter of 2005 to 184 million euros. The order backlog totaled 625 million euros at September 30, 2006, 12.3% lower than at the end of December 2005.

In the third quarter of 2006 Comau had a trading loss of 8 million euros, against a trading profit of 25 million euros in the corresponding period of 2005. The change is due to the decrease in volumes and deteriorating margins in the Body-welding and Powertrain business lines.

In the first nine months of 2006, Comau had revenues of 940 million euros, a decrease of 13.8% over the corresponding period of 2005 due to the same reasons mentioned for the quarter.

Likewise order intake, totaling 914 million euros, showed a negative trend with a decrease of 10.7% over the same period of 2005.

Comau closed the first nine months of 2006 with a trading loss of 29 million euros, against a trading profit of 10 million euros in the corresponding period of 2005. The decrease is attributable to the same factors explained for the quarter.

Business reshaping of Comau was undertaken during the quarter in response to the Sector’s negative performance and declining order backlog.

Other Businesses

Net revenues

1.1 - 9.30				3rd Quarter
2006	2005	% change	(in millions of euros)	2006	2005	% change
462	559	-17.4%	Services (Business Solutions)	156	206	-24.3%
282	286	-1.4%	Publishing and Communications (Itedi)	80	83	-3.6%
386	334	15.6%	Holding companies and Other companies	119	103	15.5%
1,130	1,179	-4.2%	Total	355	392	-9.4%

Trading profit

1.1 - 9.30				3rd Quarter
2006	2005	Change	(in millions of euros)	2006	2005	Change
25	21	4	Services (Business Solutions)	10	13	-3
3	9	-6	Publishing and Communications (Itedi)	(2)	(3)	1
(91)	(93)	2	Holding companies, Other companies and Eliminations	(40)	(46)	6
(63)	(63)	-	Total	(32)	(36)	4

Business Solutions

In the third quarter of 2006, Business Solutions revenues totaled 156 million euros, a decrease of 24.3% over the corresponding quarter of 2005 due to the change in the scope of consolidation (resulting from the sale of Atlanet). On a comparable basis, revenues, mainly represented by services provided to Group companies, would be in line with the third quarter of last year.

Trading profit of 10 million euros was recorded in the third quarter of 2006 against 13 million euros in the same period of 2005, substantially in line on a comparable basis.

In the first nine months of the year, Business Solutions had revenues of 462 million euros, down 17.4% from the first nine months of 2005 due to the change in the scope of consolidation. On a comparable basis revenues would have risen by 3%, as services provided to Group companies increased.

In the January to September period, the Sector had a trading profit of 25 million euros, 4 million euros higher than in the same period of 2005.

Itedi

In the third quarter of 2006 Itedi had revenues of 80 million euros, down 3.6% from the corresponding period of last year. The change is due to lower advertising revenues realized by Publikompass with television channels and magazines partly compensated by higher advertising revenues with daily newspapers.

The Sector closed the quarter with a trading loss of 2 million euros, against a loss of 3 million euros in the third quarter of 2005. The slight improvement is attributable to lower distribution costs partially offset by higher paper costs and higher costs relating to the new rotary press project.

In the first nine months of 2006, Itedi had revenues of 282 million euros, slightly lower (-1.4%) than in the corresponding period of 2005 due to the same reasons mentioned for the quarter. Its trading profit amounted to 3 million euros, a decrease of 6 million euros with respect to the first nine months of 2005 due to the same unfavorable factors described for the quarter, which were only partially offset by lower distribution costs.

CONSOLIDATED STATEMENT OF CASH FLOWS

The complete version of the consolidated statement of cash flows is presented further on as a component of the Interim Consolidated Financial Statements.

It should be noted that the cash flows used in/generated during the period by the Fiat Auto financial services companies that will be sold within the framework of the establishment of Fiat Auto Financial Services (FAFS), a 50/50 joint venture with Crédit Agricole, are included in the consolidated statement of cash flows. A condensed version of this and comments thereon are provided below.

(in millions of euros)		1.1-9.30.2006	1.1-9.30.2005
A)	Cash and cash equivalents at beginning of period	6,417	5,767
B)	Cash flows from (used in) operating activities (a)	2,013	1,251
C)	Cash flows from (used in) investment activities (b)	(2,155)	1,318
D)	Cash flows from (used in) financing activities (c)	(990)	(3,166)
	Translation exchange differences	(121)	299
E)	Total change in cash and cash equivalents	(1,253)	(298)
F)	Cash and cash equivalents at end of period	5,164	5,469
	of which: cash and cash equivalents included among Assets held for sale	81	-
G)	Cash and cash equivalents at end of period as reported in the financial statements	5,083	5,469
(a) In the first nine months of 2005 cash flow is shown net of, amongst other things, the unusual financial income of 858 million euros arising from the conversion of the Mandatory Convertible Facility and the gain of 878 million euros realized on the sale of the investment in Italenergia Bis.
(b) In the first nine months of 2005, cash flows from investment activities benefited, among other things, from the repayment of the loans granted by central treasury to the financial services companies sold by Iveco as part of the transaction with Barclays (proceeds of approximately 2 billion euros) and from the effects of the unwinding of the joint ventures with General Motors (positive by approximately 500 million euros).
(c) During the first nine months of 2005, this figure excluded the conversion of the Mandatory Convertible Facility (3 billion euros) and the reduction of debt of approximately 1.8 billion euros connected with the Italenergia Bis transaction, as neither of these gave rise to cash flows.

In the first nine months of 2006 cash flows from operating activities totaled 2,013 million euros.

Income cash flow, that is net income plus amortization and depreciation, dividends, changes in provisions and items relating to sales with buy-back commitments, net of “Gains/losses and other non-monetary items”, amounted to 2,791 million euros, from which must be deducted the cash used for the increase in working capital which, when calculated on a comparable consolidation and exchange rate basis, amounted to 778 million euros. This change does not take into consideration the debt recognized vis-à-vis the repurchase of 28.6% of Ferrari, as the settlement took place at the beginning of October 2006.

Cash flows used in investment activities (which do not yet include the investment related to the repurchase of a 28.6% interest in Ferrari mentioned above) totaled 2,155 million euros. Net of the reduction in securities held as current assets (92 million euros), investment activities used a total of 2,247 million euros.

Net of vehicles sold under buy-back commitments, investments in tangible assets (including investments in vehicles for long-term renting operations for 697 million euros) and intangible assets, totaled 2,377 million euros.  In addition to investments during the period, receivables from financing activities increased, absorbing 321 million euros in liquidity. This increase is mainly attributable to the growth in financing extended by the financial services companies of CNH, and was partially offset by the decrease in financing extended by the Fiat Auto financial services companies and the collection of financial receivables from others, associated companies, and sold companies.

Proceeds from the sale of non-current assets, which contributed 505 million euros, refer to the sale of vehicles as part of long-term renting activity (210 million euros); the remainder refers to the sale of B.U.C. - Banca Unione di Credito (net of the liquidity it held), Atlanet S.p.A. and Sestrieres S.p.A., and of the interests held in Machen Iveco Holding SA (which held about 51% shareholding in Ashok Leyland Ltd), Immobiliare Novoli S.p.A., IPI S.p.A., and other minor sales.

Cash flows used in financing activities totaled 990 million euros. Cash collection from bonds issuances made during the first six months of the year (2 billion euros in notes issued by Fiat Finance & Trade S.A. and USD 500 million in notes issued by Case New Holland Inc.) was more than offset by the repayment of bonds (for approximately 1.8 billion euros), the reduction in bank loans (for 1.3 billion euros), and the reduction in other financial payables, including asset-backed financing, for approximately 0.3 billion euros, net of the translation effect stemming from changes in foreign exchange rates.

BALANCE SHEET OF THE GROUP AT SEPTEMBER 30, 2006

The Balance Sheet at September 30, 2006 is impacted by the reclassification to Assets and Liabilities held for sale of the assets and liabilities of the Fiat Auto financial services companies that will be sold within the framework of the previously mentioned transaction with Crédit Agricole.

Additional details regarding the transaction are illustrated in the Notes to this Quarterly Report, which report a breakdown of balance sheet items that have been reclassified to Assets and Liabilities held for sale.

At September 30, 2006, Total Assets amounted to 61,216 million euros, a 1,238 million euro decrease with respect to 62,454 million euros at December 31, 2005.

In the first nine months of 2006, Non-current assets decreased by 1,188 million euros. Net of the negative impact of changes in the translation rates for dollar denominated items (approximately 400 million euros), the decrease is mainly due to:

-
the decrease in Leased assets almost entirely attributable to the reclassification among Assets held for sale of the assets held by the financial services companies controlled by Fiat Auto to be sold within the framework of the mentioned transaction with Crédit Agricole;

-
the decrease in Property, plant, and equipment. This was caused principally by the negative balance of investments, depreciation, disposals (mainly vehicles rented or sold by Iveco with buy-back commitments), to which must be added the deconsolidation of the activities of Sestrieres S.p.A. (sold at the end of June) and of B.U.C. - Banca Unione di Credito (sold at the end of August 2006).

These changes were partially offset by the increase in intangible assets due to goodwill (776 million euros) recognized upon the acquisition, by Fiat S.p.A., of part of the recently issued shares of Ferrari S.p.A. in the second quarter of 2006, representing 0.44% of the capital stock of the company, as well as exercise in the third quarter of 2006 of the call option on 28.6% of Ferrari shares. Following these two transactions, Fiat’s stake in Ferrari S.p.A. rose from 56.4% to 85%.

Receivables from financing activities totaled 11,890 million euros at September 30, 2006, reflecting a decrease of approximately 4.1 billion euros from December 31, 2005. Net of the negative foreign exchange impact of approximately 0.5 billion euros of the reclassification of the assets of Fiat Auto’s financial services companies involved in the above-mentioned transaction with Crédit Agricole (2.9 billion euros) and of the sale of B.U.C. (approximately 1 billion euros), receivables from financing activities showed an increase of approximately 0.3 billion euros.

The increase in financing extended to the dealer network and to the end customers of CNH which occurred in particular in the first six months of 2006, was only partially offset by the collection of financial receivables from associated companies, sold companies (Atlanet S.p.A.), and financial receivables from others.

Working capital, net of the items connected with the sales of vehicles with buy-back commitments, is negative by 381 million euros, 132 million euros less than at the beginning of the fiscal year, when working capital was negative by 249 million euros.

(in millions of euros)	At 9.30.2006	At 12.31.2005	Change

Inventories (1)	7,971	7,133	838
Trade receivables	5,161	4,969	192
Trade payables	(11,631)	(11,777)	146
Other receivables/ (payables), accruals and deferrals (2)	(1,882)	(574)	(1,308)
Working capital	(381)	(249)	(132)
(1) Inventories are shown net of the value of vehicles sold with buy-back commitments by Fiat Auto.
(2) Other payables included in the balance of Other receivables/ (payables), accruals and deferrals exclude amounts due to customers corresponding to the buy-back price due upon expiration of the related contracts and the amount of the fees paid in advance by customers for vehicles sold with buy-back commitments, which is equal to the difference at the date of signing the contract between the sales price and the buy-back price and which is allocated over the term of the entire agreement.

If working capital is restated to include the items relating to Assets and Liabilities held for sale, the decrease would total 39 million euros.

In the first nine months of 2006, net inventories grew by 838 million euros, mainly due to higher levels of activity at Fiat Auto and Iveco. The latter was also impacted by the launch of the new Daily during the first half of 2006.

Trade receivables increased by 192 million euros (421 million euros if those recognized among Assets held for sale are included), mainly due to Fiat Auto and CNH, as a result of higher sales volumes.

At September 30, 2006, trade receivables, other receivables, and receivables from financing activities falling due after that date and sold without recourse, and therefore eliminated from the balance sheet in compliance with IAS 39 derecognition requirements, totaled 2,236 million euros (2,463 million euros at December 31, 2005).

The increase in inventories (838 million euros) and trade receivables (192 million euros) and the decrease in trade payables (146 million euros, or 12 million euros if trade payables classified as liabilities held for sale are included), was more than offset by the rise in the liability balance of Other receivables/(payables), accruals and deferrals (1,308 million euros). This was particularly impacted by recognition of the payable stemming from the repurchase of 28.6% of Ferrari (893 million euros), which was settled at the beginning of October, and the collection of receivables from tax authorities.

At September 30, 2006 consolidated net debt (including net debt reclassified to Assets/Liabilities held for sale) amounted to 17,228 million euros, 1,295 million euros less than the 18,523 million euros at the beginning of the year.

(in millions of euros)	At 9.30.2006	At 12.31.2005
Debt	(21,391)	(25,761)
- Asset-backed financing (a)	(8,606)	(10,729)
- Other debt (a)	(12,785)	(15,032)
Debt included among liabilities held for sale (b)	(1,618)	-
Other financial liabilities (c)	(141)	(189)
Other financial assets (c)	398	454
Current securities	360	556
Cash and cash equivalents	5,083	6,417
Cash and cash equivalents included among assets held for sale	81	-
Net debt	(17,228)	(18,523)
Industrial Activities	(2,610)	(3,219)
Financial Services	(14,618)	(15,304)
(a) The amounts of “Other debt” and “Asset-backed financing” at December 31, 2005 differ from those published in the Consolidated Financial Statements at December 31, 2005 due to the reclassification described in the Notes of this Quarterly Report.
(b) At September 30, 2006 this includes asset-backed financing for 1,464 million euros.
(c) This item includes the fair values of derivative financial instruments.

Other debt at September 30, 2006, was lower by 2,247 million euros. Net of debt reclassified to liabilities held for sale for 154 million euros, the decrease is mainly attributable to the deconsolidation of B.U.C. - Banca Unione di Credito, whose sale was finalized at the end of August, which led to a reduction of approximately 1.1 billion euros. This was in addition to the repayment of bonds at maturity for approximately 1.8 billion euros, bank loans and other debt of approximately 1.4 billion euros, and foreign exchange translation differences totaling approximately 160 million euros. Conversely, it should be noted that during the first six months of 2006, the Group completed a number of bond issuances that enabled it to refinance approximately 2.4 billion euros in debt, and in particular:

▪	6.625% Senior Notes with a face value of 1 billion euros maturing on February 15, 2013, issued by Fiat Finance & Trade S.A. and guaranteed by Fiat S.p.A., and placed on February 10 at a price of 100%;

▪
the 500 million dollar Case New Holland Inc. bond issue (equal to approximately 400 million euros) with a 7.125%, yield and maturing on March 1, 2014. Guaranty is provided by CNH Global N.V. and the placement was completed on March 3;

▪
a 1 billion euro bond issue with a 5.625% yield and due on November 15, 2011. The offering closed on May 12 at a price of 99.565%. The notes, issued by Fiat Finance and Trade S.A. as part of the 15 billion euro Global Medium Term Notes program, are guaranteed by Fiat S.p.A..

The Cash position (cash, cash equivalents and current securities, including those reclassified to Assets held for sale for 81 million euros), which totaled 5,524 million euros at September 30, 2006, decreased by 1,449 million euros compared to 6,973 million euros at the beginning of the year.

At September 30, 2006, “Cash and cash equivalents” included approximately 930 million euros - including the portion reclassified among Activities held for sale - (approximately 700 million euros at December 31, 2005) specifically allocated to service the debt for securitization structures mainly recognized as “Asset-backed financing.”

GROUP EMPLOYEES

The Group had 173,932 employees at September 30, 2006, 536 more than the 173,396 employees at June 30, 2006 and 237 more than the 173,695 employees at December 31, 2005.

The increase in the number of employees with respect to the end of 2005 offset the effect of changes in the scope of operations, which include the sale of a French subsidiary of Teksid and of B.U.C. - Banca Unione di Credito.

INDUSTRIAL ACTIVITIES AND FINANCIAL SERVICES ACTIVITIES: OPERATING PERFORMANCE AND BALANCE SHEET AT SEPTEMBER 30, 2006

The following analyses of the consolidated income statement, balance sheet and statement of cash flows present separately the consolidated data of the Group's Industrial Activities and Financial Services activities. The latter include the retail financing, leasing, and rental companies of Fiat Auto, CNH and Iveco and the banking activities performed by Banca Unione di Credito - B.U.C. until August 2006 when it was sold.

Principles of analysis

The separation between Industrial Activities and Financial Services activities is made by preparing specific sub-consolidated financial statements on the basis of the normal business performed by each Group company.

The equity investments held by companies belonging to one activity segment in companies included in another segment are accounted for using the equity method.

To avoid a misleading presentation of net income, the effect of this accounting is classified in the income statement item “Result of intersegment investments.”

The Holding companies (Fiat S.p.A., IHF-Internazionale Holding Fiat S.A., Fiat Partecipazioni S.p.A. and Fiat Netherlands Holding N.V.) are classified under Industrial Activities.

The sub-consolidated financial statements of Industrial Activities also include companies that operate centralized cash management activities, i.e. those which raise financial resources on the market and finance Group companies without providing financial services support to third parties.

Operating Performance by Activity Segment

3rd Quarter Results	3rd quarter 2006			3rd quarter 2005
(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	11,809	11,365	690	10,597	10,279	506
Cost of sales	10,043	9,744	545	8,997	8,822	363
Selling, general and administrative costs	1,059	990	69	1,049	985	64
Research and development costs	331	331	-	326	326	-
Other income (expenses)	51	44	7	7	4	3
Trading profit	427	344	83	232	150	82
Gains (losses) on the disposal of investments	159	158	1	881	881	-
Restructuring costs	129	129	-	420	420	-
Other unusual income (expenses)	(30)	(30)	-	(284)	(284)	-
Operating income	427	343	84	409	327	82
Financial income (expenses)	(120)	(120)	-	(212)	(212)	-
Unusual financial income	-	-	-	858	858	-
Result from investments (*)	20	7	13	(19)	(21)	2
Income before taxes	327	230	97	1,036	952	84
Income taxes	127	101	26	210	186	24
Net income	200	129	71	826	766	60
Result of intersegment investments	-	68	-	-	59	-
Net income before minority interest	200	197	71	826	825	60
(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment investments accounted for using the equity method.

Nine months results	1.1 - 9.30.2006			1.1 - 9.30.2005
(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	37,973	36,776	1,934	33,404	32,538	1,498
Cost of sales	32,111	31,334	1,514	28,526	28,088	1,070
Selling, general and administrative costs	3,468	3,260	208	3,316	3,117	199
Research and development costs	1,032	1,032	-	1,007	1,007	-
Other income (expenses)	47	37	10	84	84	-
Trading profit	1,409	1,187	222	639	410	229
Gains (losses) on the disposal of investments	167	169	(2)	901	901	-
Restructuring costs	137	137	-	502	502	-
Other unusual income (expenses)	(30)	(28)	(2)	816	816	-
Operating income	1,409	1,191	218	1,854	1,625	229
Financial income (expenses)	(418)	(418)	-	(648)	(648)	-
Unusual financial income	-	-	-	858	858	-
Result from investments (*)	110	71	39	6	(22)	28
Income before taxes	1,101	844	257	2,070	1,813	257
Income taxes	420	365	55	734	660	74
Net income	681	479	202	1,336	1,153	183
Result of intersegment investments	-	200	-	-	182	-
Net income before minority interest	681	679	202	1,336	1,335	183
(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment investments accounted for using the equity method.

Industrial Activities

In the third quarter of 2006, net revenues for Industrial Activities totaled 11,365 million euros, up 10.6% from the same period of the previous year. This change reflected the significant increase in volumes at Fiat Auto and Iveco, against lower revenues at CNH due to the effect of foreign currency translation differences and lower volumes. The Components & Production Systems business area reported an overall slight increase.

In the first nine months of 2006, net revenues of Industrial Activities increased by 13%, rising from 32,538 million euros in 2005 to 36,776 million euros. All principal Sectors contributed to this result.

Industrial Activities reported a trading profit of 344 million euros in the third quarter of 2006, 194 million euros more than in the third quarter of 2005. The strong increase is largely attributable to Fiat Auto and Iveco.

Trading profit was 1,187 million euros in the first nine months of 2006, up sharply (+777 million euros) from the trading profit of 410 million euros reported for the first nine months of 2005.

Operating income of Industrial Activities was 343 million euros in the third quarter of 2006, compared with 327 million euros in the same quarter of 2005, which included the gain realized on the closing of the Italenergia Bis transaction (878 million euros), net of restructuring costs for 420 million euros and other unusual expenses for 284 million euros. The improvement in trading profit of 194 million euros, lower restructuring costs for 291 million euros and lower other unusual expenses for 254 million euros more than offset lower gains on the disposal of investments for 723 million euros.

Operating income of Industrial Activities was 1,191 million euros in the first nine months of 2006, compared with operating income of 1,625 million euros in 2005, which benefited from the General Motors settlement (1,134 million euros), and also included the unusual items mentioned for the quarter. A decrease in net other unusual income of 844 million euros and lower net gains on the disposal of investments for 732 million euros were partially offset by the 777 million euro improvement in trading profit and lower restructuring costs for 365 million euros.

Financial Services

Net revenues
1.1 - 9.30				3rd Quarter
2006	2005	% change	(in millions of euros)	2006	2005	% change

740	475	55.8%	Fiat Auto	256	164	56.1%
783	622	25.9%	Agricultural and Construction Equipment (CNH)	274	228	20.2%
364	351	3.7%	Trucks and Commercial Vehicles (Iveco)	149	94	58.5%
47	50	-6.0%	Holding companies and Other companies	11	20	-45.0%
1,934	1,498	29.1%	Total	690	506	36.4%

Trading profit
1.1 - 9.30				3rd Quarter
2006	2005	Change	(in millions of euros)	2006	2005	Change

38	41	-3	Fiat Auto	19	18	1
178	167	11	Agricultural and Construction Equipment (CNH)	64	61	3
(4)	12	-16	Trucks and Commercial Vehicles (Iveco)	(2)	-	-2
10	9	1	Holding companies and Other companies	2	3	-1
222	229	(7)	Total	83	82	1

In the third quarter of 2006, Financial Services reported net revenues of 690 million euros, 36.4% more than in the corresponding period of 2005.

The Financial Services of Fiat Auto had revenues of 256 million euros. The increase (+56.1%) from the third quarter of 2005 was mainly due to consolidation of Leasys, full control of which was acquired at the end of 2005. On a comparable basis there was a slight positive change (+2%) connected with an increase in renting activities.

The Financial Services of the Agricultural and Construction Equipment Sector reported growth in activity, generating revenues of 274 million euros (+20.2% from the third quarter of 2005).

The Financial Services of Iveco reported revenues of 149 million euros, up 58.5% from 94 million euros in the third quarter of 2005, mainly as a result of higher revenues in Eastern Europe.

Financial Services had revenues of 1,934 million euros in the first nine months of 2006, up 29.1% from the same period of 2005. As for the single changes, the increase reported by the Financial Services of Fiat Auto is attributable to the consolidation of Leasys, while the figure for Iveco was negatively impacted by the sale of activities, effective June 2005, as part of the transaction with Barclays (+37% on a comparable basis). The increase reported by CNH amounted to 25.9%.

Trading profit was 83 million euros in the third quarter of 2006, against a trading profit of 82 million euros in the same quarter of 2005.

The Financial Services of Fiat Auto had a trading profit of 19 million euros in the third quarter of 2006, compared with 18 million euros in the third quarter of 2005: the increase was mainly attributable to consolidation of Leasys.

Trading profit of CNH Financial Services rose to 64 million euros from 61 million euros in the third quarter of 2005.

The Financial Services of Iveco closed the third quarter with a trading loss of 2 million euros, compared with break-even in the same period of 2005. The decrease was mainly due to the recognition of losses in Brazil.

In the first nine months of 2006, Financial Services reported a trading profit of 222 million euros, compared with the trading profit of 229 million euros for the same period of 2005. The decrease is largely attributable to Iveco as a result of the negative impact of the sale of activities mentioned above. The decrease at Fiat Auto (-3 million euros) resulted from the trend of the first quarter of 2006. CNH performed well, with an increase of 11 million euros.

Balance Sheet by Activity Segment

	At 9.30.2006			At 12.31.2005

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Intangible assets	6,505	6,407	98	5,943	5,762	181
- Goodwill	2,971	2,875	96	2,418	2,259	159
- Other intangible assets	3,534	3,532	2	3,525	3,503	22
Property, plant and equipment	10,450	10,440	10	11,006	10,961	45
Investment property	19	19	-	26	26	-
Investments and other financial assets	2,173	3,785	781	2,333	4,184	796
Leased assets	220	-	220	1,254	4	1,250
Defined benefit plan assets	9	9	-	-	-	-
Deferred tax assets	2,102	1,837	265	2,104	1,930	174
Total Non-current Assets	21,478	22,497	1,374	22,666	22,867	2,446
Inventories	9,028	8,921	88	7,881	7,809	76
Trade receivables	5,161	5,307	144	4,969	4,856	341
Receivables from financing activities	11,890	5,283	11,936	15,973	4,881	15,856
Other receivables	2,832	2,793	77	3,084	2,922	243
Accrued income and prepaid expenses	275	247	28	272	253	21
Current financial assets	787	545	243	1,041	663	378
- Current investments	29	29	-	31	31	-
- Current securities	360	134	227	556	204	352
- Other financial assets	398	382	16	454	428	26
Cash and cash equivalents	5,083	4,023	1,060	6,417	5,517	900
Total Current Assets	35,056	27,119	13,576	39,637	26,901	17,815
Assets held for sale	4,682	88	4,902	151	151	-
TOTAL ASSETS	61,216	49,704	19,852	62,454	49,919	20,261
Total assets adjusted for asset-backed financing transactions (b)	51,146	48,957	10,465	51,725	48,388	10,797
Stockholders’ equity	9,590	9,580	2,353	9,413	9,409	2,479
Provisions	8,466	8,325	141	8,698	8,499	199
- Employee benefits	3,713	3,703	10	3,919	3,894	25
- Other provisions	4,753	4,622	131	4,779	4,605	174
Debt	21,391	12,095	12,209	25,761	13,782	16,915
- Asset-backed financing (a)	8,606	747	7,923	10,729	1,531	9,464
- Other debt (a)	12,785	11,348	4,286	15,032	12,251	7,451
Other financial liabilities	141	135	6	189	180	9
Trade payables	11,631	11,645	199	11,777	11,700	297
Other payables	6,263	6,302	82	4,821	4,698	205
Deferred tax liabilities	549	416	133	405	375	29
Accrued expenses and deferred income	1,270	1,206	65	1,280	1,166	128
Liabilities held for sale	1,915	-	4,664	110	110	-
TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	61,216	49,704	19,852	62,454	49,919	20,261
Total liabilities adjusted for asset-backed financing transactions (b)	51,146	48,957	10,465	51,725	48,388	10,797
(a)    The amounts of “Other debt” and “Asset-backed financing” of the Group and the Financial Services Companies at December 31, 2005 differ from those published in the Consolidated Financial Statements at December 31, 2005 due to the reclassification described in the Notes of this Quarterly Report.
(b)    At September 30, 2006 Total Assets and Total Liabilities shown in this balance sheet exclude receivables and payables relating to securitization operations included among Assets and Liabilities held for sale and equal to 1,464 million euros.

Net Debt by Activity Segment

	At 9.30.2006			At 12.31.2005

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt	(21,391)	(12,095)	(12,209)	(25,761)	(13,782)	(16,915)
- Asset-backed financing (a)	(8,606)	(747)	(7,923)	(10,729)	(1,531)	(9,464)
- Other debt (a)	(12,785)	(11,348)	(4,286)	(15,032)	(12,251)	(7,451)
Debt included among liabilities held for sale (b)	(1,618)	-	(4,260)	-	-	-
Intersegment financial receivables	-	5,081	351	-	4,594	342
Financial receivables included among assets held for sale	-	-	122	-	-	-
Financial payables net of intersegment balances	(23,009)	(7,014)	(15,996)	(25,761)	(9,188)	(16,573)
Other financial assets (c)	398	382	16	454	428	26
Other financial liabilities (c)	(141)	(135)	(6)	(189)	(180)	(9)
Current securities	360	134	227	556	204	352
Cash and cash equivalents	5,083	4,023	1,060	6,417	5,517	900
Cash and cash equivalents included among assets held for sale	81	-	81	-	-	-
Net debt	(17,228)	(2,610)	(14,618)	(18,523)	(3,219)	(15,304)
(a) The amounts of “Other debt” and “Asset-backed financing” of the Group and the financial services companies at December 31, 2005 differ from those published in the Consolidated Financial Statements at December 31, 2005 due to the reclassification described in the Notes of this Quarterly Report.

(b) At September 30, 2006 this includes asset-backed financing for 1,464 million euros.
(c) This item includes the asset and liability fair values of derivative financial instruments.

“Financial payables” under Industrial Activities partly include funds raised by the central cash management and transferred to financial services companies in support of their activity (represented under the item “Intersegment financial receivables”).
“Intersegment financial receivables” in financial services companies represent loans or advances to industrial companies, mainly relating to the sales of receivables by industrial to financial companies in transactions that do not comply with the requirements set out in IAS 39 for the recognition of those sales.

“Cash and cash equivalents” include approximately 930 million euros at September 30, 2006 - including the portion reclassified to Assets held for sale - (approximately 700 million euros at December 31, 2005), mainly relating to financial services companies, allocated to service the debt for securitization structures and classified as “Asset-backed financing.”

At September 30, 2006, net debt of the financial services companies showed a decrease of 686 million euros compared to net debt at December 31, 2005. The decrease is attributable to the positive effects of the sale of B.U.C. - Banca Unione di Credito (approximately 0.8 billion euros), the operating performance and, for approximately 470 million euros, to the translation effects of changes in foreign exchange rates, only in part offset by capital expenditures carried out during the period (mainly for vehicles that had been leased out under operating leases), and growth in the investment portfolio.

Change in net industrial debt

(in millions of euros)	1.1 -9.30.2006	1.1 -9.30.2005
Net industrial debt at beginning of period	(3,219)	(9,447)
Net income	679	1,335
Amortization and depreciation (net of vehicles sold under buy-back commitments)	1,965	1,727
Change in provisions for risks and charges and other changes	(221)	(906)
Cash flows from (used in) operating activities during the period, net of change in working capital	2,423	2,156
Change in working capital	(800)	(1,226)
Cash flows from (used in) operating activities during the period	1,623	930
Investments in tangible and intangible assets (net of vehicles sold under buy-back commitments)	(1,673)	(1,444)
Cash flows from (used in) operating activities during the period, net of capital expenditures	(50)	(514)
Net change in receivables from financing activities	137	433
Change in scope of consolidation and other changes	508	2,074
Net cash flows from (used in) industrial activities excluding capital contributions and dividends paid	595	1,993
Capital increases and dividends, net	(7)	2,982
Translation exchange differences	21	(186)
Change in net industrial debt	609	4,789
Net industrial debt at end of period	(2,610)	(4,658)

During the first nine months of 2006 net industrial debt decreased by 609 million euros.

Cash flow generated by operating activities during the period was positive by 1,623 million euros, and almost completely offset industrial capital expenditures of 1,673 million euros.

The collection of financial receivables from associated companies and sold companies (Atlanet S.p.A.) and of financial receivables from others generated 137 million euros in positive cash flow.

The item Change in the scope of consolidation and other changes includes in particular the proceeds coming mainly from the sale of B.U.C. - Banca Unione di Credito for 254 million euros and certain other investments, among which the interest in Machen Iveco Holding SA (which held about 51% shareholding in Ashok Leyland Ltd) for 88 million euros.

Statement of Cash Flows by Activity Segment

			1.1 - 09.30.2006			1.1 - 09.30.2005
(in millions of euros)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	Cash and cash equivalents at beginning of period		6,417	5,517	900	5,767	4.893	873
B)	Cash flows from (used in) operating activities during the period:
	Net result before minority interest		681	679	202	1,336	1,335	183
	Amortization and depreciation (net of vehicles sold under buy-back commitments)		2,210	1,965	245	1,880	1,727	153
	(Gains)/losses and other non-monetary items (a)		(149)	(434)	84	(1,604)	(1,776)	(11)
	Dividends received		67	147	-	24	96	-
	Change in provisions		(70)	(53)	(17)	632	621	4
	Change in deferred income taxes		72	90	(18)	392	372	21
	Change in items due to buy-back commitments (b)		(20)	29	(53)	(204)	(219)	-
	Change in working capital		(778)	(800)	28	(1,205)	(1,226)	24
	Total		2,013	1,623	471	1,251	930	374
C)	Cash flows from (used in) investment activities:
	Investments in:
	-	Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(2,377)	(1,673)	(704)	(1,732)	(1,444)	(288)
	-	Investments	(42)	(37)	-	(30)	(115)	-
	Proceeds from the sale of non-current assets		505	496	9	214	191	24
	Net change in receivables from financing activities		(321)	137	(458)	522	433	89
	Change in current securities		92	67	25	(108)	(19)	(85)
	Other changes (c)		(12)	(408)	396	2.452	1,915	564
	Total		(2,155)	(1,418)	(732)	1,318	961	304
D)	Cash flows from (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(983)	(1,614)	631	(3,148)	(2,861)	(301)
	Increase in capital stock (d)		16	16	(5)	9	9	88
	Dividends paid		(23)	(23)	(80)	(27)	(27)	(73)
	Total		(990)	(1,621)	546	(3,166)	(2,879)	(286)
	Translation exchange differences		(121)	(78)	(44)	299	147	152
E)	Total change in cash and cash equivalents		(1,253)	(1,494)	241	(298)	(841)	544
F)	Cash and cash equivalents at end of period		5,164	4,023	1,141	5,469	4,052	1,417
	of which: cash and cash equivalents included among Assets held for sale		81	-	81	-	-	-
G)	Cash and cash equivalents at end of period as reported in the financial statements		5,083	4,023	1,060	5,469	4,052	1,417
a) In the first nine months of 2005 this included, amongst other items, the unusual financial income of 858 million euros arising from the extinguishment of the Mandatory Convertible Facility and the gain of 878 million euros realized on the sale of the investment in Italenergia Bis.
b) The cash flows for the two periods generated by the sale of vehicles under buy-back commitments, net of the amount already included in the result, are included in operating activities for the period in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in “Property, plant and equipment”.
c) In the first nine months of 2005, the item Other changes included, among other things, the repayment of the loans granted by the central treasury to the financial services companies sold by Iveco as part of the transaction with Barclays (proceeds of approximately 2 billion euros) and the effects of the unwinding of the joint ventures with General Motors (positive by approximately 500 million euros).
d) During the first nine months of 2005, the item Increase in Capital stock was stated net of the repayment of the Mandatory Convertible Facility (3 billion euros) and of debt of approximately 1.8 billion euros connected with the Italenergia Bis transaction, as neither of these gave rise to cash flows.

Industrial Activities

In the first nine months of 2006, Industrial Activities absorbed cash and cash equivalents totaling 1,494 million euros, and in particular:
  operating activities generated 1,623 million euros: income cash flow (net income plus amortization and depreciation), net of “(gains)/losses and other non-monetary items” and including changes in provisions, deferred taxes and items relating to the management of sales with buy-back commitments, was positive by 2,276 million euros, to which dividends for 147 million euros should be added. During the nine-month period, working capital absorbed cash and cash equivalents for 800 million euros;
  investment activities absorbed a total of 1,418 million euros.
  The liquidity generated by the sale of non-current assets for 496 million euros (principally the sale of B.U.C. - Banca Unione di Credito, Atlanet S.p.A., Sestrieres S.p.A., and the interests held in Immobiliare Novoli S.p.A., Machen Iveco Holding SA which owned 51% of Ashock Leyland Ltd, and IPI S.p.A.), the collection of 137 million euros in financial receivables (principally from associated companies and sold companies) and the reduction in current securities (67 million euros), only partially offset funding requirements for period investments and those generated by the increase in net financial receivables from Group financial services companies (included among the other changes);
  financing activities absorbed 1,621 million euros in liquidity. The funding requirements generated by the redemption of bonds and the repayment of bank loans during the first nine months of the year, in addition to lower asset-backed financing, were only partly offset by the bonds issued.

Financial Services

The cash and cash equivalents of Financial Services at September 30, 2006 totaled 1,141 million euros, 241 million euros higher than at the beginning of the fiscal year.

The cash generated mainly derived from:
  operations during the year, which generated 471 million euros in cash, principally in consequence of income cash flow (net income plus amortization and depreciation);
  financing activities which generated 546 million euros in cash, mainly due to financing obtained to support portfolio growth;
  investment activities, which absorbed 732 million euros in liquidity. In the first nine months of 2006, the liquidity generated by a reduction in current securities and the financing received from industrial companies in support of activity offset growth in the investment portfolio. The liquidity absorbed during the period is therefore almost entirely attributable to investments for the period (mainly in vehicles that had been leased out under operating leases), which amounted to 704 million euros.

Fiat Group

Interim Consolidated Financial Statements and Notes at September 30, 2006

Consolidated Income Statement
(in millions of euros)	(Note)	3rd quarter 2006	3rd quarter 2005	1/1/-9/30/2006	1/1/-9/30/2005
Net revenues	(1)	11,809	10,597	37,973	33,404
Cost of sales	(2)	10,043	8,997	32,111	28,526
Selling, general and administrative costs	(3)	1,059	1,049	3,468	3,316
Research and development costs	(4)	331	326	1,032	1,007
Other income (expenses)	(5)	51	7	47	84
Trading profit		427	232	1,409	639
Gains (losses) on the disposal of investments	(6)	159	881	167	901
Restructuring costs	(7)	129	420	137	502
Other unusual income (expenses)	(8)	(30)	(284)	(30)	816
Operating result		427	409	1,409	1,854
Financial income (expenses)	(9)	(120)	(212)	(418)	(648)
Unusual financial income	(9)	-	858	-	858
Result from investments	(10)	20	(19)	110	6
Result before taxes		327	1,036	1,101	2,070
Income taxes	(11)	127	210	420	734
Result from continuing operations		200	826	681	1,336
Result from discontinued operations		-	-	-	-
Net result before minority interest		200	826	681	1,336
Minority interest		5	8	68	43
Group interest in net result		195	818	613	1,293

(in euros)
Earnings per ordinary share	(12)	0.156	0.796	0.433	1.299
Earnings per preference share	(12)	0.123	0.796	0.433	1.299
Earnings per savings share	(12)	0.156	0.796	1.208	1.299
Diluted earnings per ordinary share	(12)	0.156	0.796	0.433	1.299
Diluted earnings per preference share	(12)	0.123	0.796	0.433	1.299
Diluted earnings per savings share	(12)	0.156	0.796	1.208	1.299

Consolidated Balance Sheet

(in millions of euros)	(Note)	At September 30, 2006	At December 31, 2005
ASSETS
Intangible assets	(13)	6,505	5,943
Property, plant and equipment	(14)	10,450	11,006
Investment property		19	26
Investments and other financial assets	(15)	2,173	2,333
Leased assets	(16)	220	1,254
Defined benefit plan assets		9	-
Deferred tax assets	(11)	2,102	2,104
Total Non-current assets		21,478	22,666
Inventories	(17)	9,028	7,881
Trade receivables	(18)	5,161	4,969
Receivables from financing activities	(18)	11,890	15,973
Other receivables	(18)	2,832	3,084
Accrued income and prepaid expenses		275	272
Current financial assets:		787	1,041
- Current equity investments		29	31
- Current securities	(19)	360	556
- Other financial assets	(20)	398	454
Cash and cash equivalents	(21)	5,083	6,417
Total Current assets		35,056	39,637
Assets held for sale	(22)	4,682	151
TOTAL ASSETS		61,216	62,454
Total assets adjusted for asset-backed financing transactions (a)		51,146	51,725
LIABILITIES
Stockholders' equity:	(23)	9,590	9,413
- Stockholders' equity of the Group		8,921	8,681
- Minority interest		669	732
Provisions:	(24)	8,466	8,698
- Employee benefits		3,713	3,919
- Other provisions		4,753	4,779
Debt:	(25)	21,391	25,761
- Asset-backed financing		8,606	10,729
- Other debt		12,785	15,032
Other financial liabilities	(20)	141	189
Trade payables	(26)	11,631	11,777
Other payables	(27)	6,263	4,821
Deferred tax liabilities	(11)	549	405
Accrued expenses and deferred income	(28)	1,270	1,280
Liabilities held for sale	(22)	1,915	110
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		61,216	62,454
Total liabilities adjusted for asset-backed financing transactions (a)		51,146	51,725
(a) Total Assets and Total Liabilities at September 30, 2006, exclude receivables and payables of 1,464 million euros relating to securitization operations included in Assets and Liabilities held for sale

Consolidated Statement of Cash Flows

(in millions of euros)			1/1-9/30/2006	1/1-9/30/ 2005
A)	Cash and cash equivalents at beginning of period		6,417	5,767
B)	Cash flows from (used in) operating activities during the period:
	Net result before minority interest		681	1,336
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		2,210	1,880
	(Gains) losses and other non-monetary items	(a)	(149)	(1,604)
	Dividends received		67	24
	Change in provisions		(70)	632
	Change in deferred income taxes		72	392
	Change in items due to buy-back commitments	(b)	(20)	(204)
	Change in working capital		(778)	(1,205)
	Total		2,013	1,251
C)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(2,377)	(1,732)
	- Investments		(42)	(30)
	Proceeds from the sale of non-current assets		505	214
	Net change in receivables from financing activities		(321)	522
	Change in current securities		92	(108)
	Other changes	(c)	(12)	2,452
	Total		(2,155)	1,318
D)	Cash flows from (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(983)	(3,148)
	- Net change in financial payables		(1,050)	(3,413)
	- Net change in other financial assets/liabilities		67	265
	Increase in capital stock	(d)	16	9
	Dividends paid		(23)	(27)
	Total		(990)	(3,166)
	Translation exchange differences		(121)	299
E)	Total change in cash and cash equivalents		(1,253)	(298)
F)	Cash and cash equivalents at end of period		5,164	5,469
	of which: cash and cash equivalents included as Assets held for sale		81	-
G)	Cash and cash equivalents at end of period as reported in the financial statements		5,083	5,469
(a) In the first nine months of 2005 this included, amongst other items, the unusual financial income of 858 million euros arising from the extinguishment of the Mandatory Convertible Facility and the gain of 878 million euros realised on the sale of the investment in Italenergia Bis.
(b) The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in Property, plant and equipment.
(c) The item Other changes for the first nine months of 2005 included, amongst other things, the repayment of the loans granted by the central treasury to the financial services companies sold by Iveco as part of the operation with Barclays (receipts of approximately 2 billion euros) and the effects of the unwinding of the joint venture with General Motors (inflows of approximately 500 million euros).
(d) The line item “Increase in capital stock” for the first nine months of 2005 is stated net of the repayment of the Mandatory Convertible Facility amounting to 3 billion euros and the payable of approximately 1.8 billion euros linked to the Italenergia Bis operation, as neither of these led to cash flows.

Statement of Changes in Stockholders’ Equity

(in millions of euros)	Capital stock	Retained earnings, reserves, net income/(loss) for the period and cumulative translation adjustments	Minority Interest	Total
Balance at December 31, 2004	4,918	(614)	624	4,928
Capital increase from extinguishment of Mandatory Convertible Facility	1,459	682	-	2,141
Net changes in Income (expenses) recognised directly in equity	-	869	37	906
Dividends	-	-	(27)	(27)
Other changes	-	1	(8)	(7)
Net profit (Loss)	-	1,293	43	1,336
Balance at September 30, 2005	6,377	2,231	669	9,277
(in millions of euros)	Capital stock	Retained earnings, reserves, net income/(loss) for the period and cumulative translation adjustments	Minority Interest	Total
Balance at December 31, 2005	6,377	2,304	732	9,413
Net changes in Income (expenses) recognised directly in equity	-	(375)	(15)	(390)
Dividends	-	-	(23)	(23)
Capital increase	-	-	16	16
Other changes	-	2	(109)	(107)
Net profit (Loss)	-	613	68	681
Balance at September 30, 2006	6,377	2,544	669	9,590

Consolidated Statement of Recognised Income and Expense at September 30, 2006

(in millions of euros)	1/1-9/30/ 2006	1/1-9/30/2005
Gains (losses) recognised directly in the cash flow hedge reserve	13	(24)
Gains (losses) recognised directly in reserve for fair value measurement of available-for-sale financial assets	32	72
Exchange gains (losses) on the translation of foreign operations	(416)	838
Gains (losses) recognised directly in equity by the Group	(371)	886

Transfers from cash flow hedge reserve	5	(17)
Transfer from reserve for fair value measurement of available-for-sale financial assets	(9)	-
Group interest in net result for the period	613	1,293
Recognised income (expense) of the Group for the period	238	2,162

Notes

SIGNIFICANT ACCOUNTING POLICIES

The Report on Operations for the third quarter of 2006 and the Consolidated Financial Statements for the nine months ended September 30, 2006 have been prepared in accordance with Consob Regulation No. 11971 of May 14, 1999, as amended by Consob Resolution No. 14990 of April 14, 2005.

Accounting policies

Starting from January 1, 2005, the Fiat Group adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) endorsed by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”).

This quarterly report has been prepared in accordance with IA S 34 - Interim Financial Reporting, applying the same accounting principles and policies used in the preparation of the consolidated financial statements at December 31, 2005. Any changes resulting from the application of new or revised standards are described in the paragraph “Accounting principles applied for the first time in 2006”.

In addition, in the absence of a specific standard or interpretation, when the Group acquires a minority interest in controlled companies the excess of the acquisition cost over the carrying value of assets and liabilities acquired is recognised as Goodwill (Parent entity extension method). Goodwill is originally recorded at cost and is subsequently reduced by impairment losses.

Certain debt amounting to 519 million euros and previously classified in the balance sheet at December 31, 2005 as Other debt has been reclassified as Asset-backed financing in the comparative balance sheet presented in this Report, as it substantially relates to the securitisation of receivables. This reclassification does not, however, alter the total amount presented as Debt at that date.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

Moreover, these valuation procedures, in particular those of a more complex nature such as any loss in value of fixed assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment of any loss in value is necessary.

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

Income taxes are recognized based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

Scope of consolidation

Changes in the scope of consolidation that took place during the first nine months of 2006 with respect to the consolidated financial statements at December 31, 2005 are as follows:

▪  On March 23, 2006, Fiat’s privileged “Series A” shares in CNH Global N.V. were converted into 100 million new ordinary shares of CNH Global N.V.; as a result, the Group increased its holding from 84% to 90%. This operation did not lead to significant effect in the Group’s consolidated financial statements.
▪  The procedure for the sale of the subsidiary Atlanet S.p.A. to the British Telecom group was for the most part finalised in the first quarter of 2006 on receiving the approval of the Italian Guarantor Authority for Competition and the Market; the transaction was finally concluded with the sale of the Polish business in the third quarter.
▪  Fiat sold its investment in Sestrieres S.p.A. to Via Lattea S.p.A. on June 29, 2006.
▪  Ferrari S.p.A. increased its capital stock during the second quarter of 2006 by the issue of 104,000 new shares, for use in connection with its stock option plans.  Fiat S.p.A. subsequently acquired 93,600 of these newly-issued shares, increasing its interest in the company to 56.4%.
▪  On August 31, 2006, Fiat sold its holding in Banca Unione di Credito (B.U.C.) to BSI (a company of the Generali Group).
▪  On September 29, 2006, Fiat exercised its call option on 28.6% of the shares of Ferrari S.p.A., taking its holding from 56.4% to 85%. Fiat has retained a call option on a further approximately 5% of Ferrari shares, currently held by the Arab fund Mubadala Development Company, which may be exercised between January 1, 2008 and July 31, 2008.
▪  The effects of these changes on the scope of consolidation are discussed in the notes to the line items most affected.

In addition, the Fiat Group and Crédit Agricole reached an agreement on July 24, 2006 for the creation of a 50/50 joint venture, Fiat Auto Financial Services (“FAFS”), which will carry out the main financing activities of Fiat Auto in Europe. This agreement is subject to final documentation. The transaction may be closed at any time up to June 30, 2007, but every effort will be made to complete it by December 31, 2006, as soon as the necessary regulatory approvals are obtained and after the exercise by Fiat Auto of its call option on Fidis Retail Italia. FAFS’s activities will include Fiat Auto dealer financing, auto fleet lease and management services, as well as the retail auto financing activities now carried out by Fidis Retail Italia (currently 51%-owned by Banca Intesa, Capitalia, Unicredit and San Paolo-IMI). Under the terms of the agreement Fiat Auto will receive 1 billion euros in cash for 50% of FAFS by valuing 100% of the joint venture equity at 2 billion. As a result the book values of the assets and liabilities of the subsidiaries which will be transferred to the joint venture (in particular those of the subsidiaries which provide dealer financing, leasing and fleet management services) have been reclassified to the line items Assets held for sale and Liabilities held for sale.

Furthermore, the engine and gearbox activities previously included as part of the Trucks and Commercial Vehicles Sector are included in the Fiat Powertrain Technologies Sector from January 1, 2006. As required by IAS 14 - Segment Reporting, the comparative data for 2005 have been appropriately reclassified.

Accounting principles applied for the first time in 2006

In April 2005, the IASB issued an amendment to IAS 39 - Financial Instruments: Recognition and Measurement to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements - provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognized directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated income statement.

In June 2005, the IASB issued an amendment to IAS 39 - Financial Instruments: Recognition and Measurement to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss (the fair value option). The revisions limit the use of the option to those financial instruments that meet certain conditions. Those conditions are that:

▪ the fair value option designation eliminates or significantly reduces an accounting mismatch;
▪
a group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; and

▪ an instrument contains an embedded derivative that meets particular conditions.

The Group adopted these amendments to IAS 39 from January 1, 2006. This adoption had no material impact on the Stockholders’ equity and net result for the period.

In August 2005, the IASB issued amended requirements for financial guarantee contracts, in the form of limited amendments to IAS 39 and IFRS 4. The amendments require that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet, measured as follows:

▪ initially at fair value;
▪
subsequently at the higher of (i) the best estimate of the expenditure required to settle the present obligation at the balance sheet date in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with IAS18 - Revenue.

In limited cases the Fiat Group provides guarantees to third parties, mostly on behalf of associates and joint ventures in which the Group participates, receiving in exchange a commission for this service. No significant effects on the Group’s equity or result arose on applying the amendment.

New accounting principles

In December 2004, the IASB issued an amendment to IAS 19 - Employee Benefits providing entities with the option of recognising actuarial gains and losses in full in the period in which they occur, outside profit or loss, in a statement of recognised income and expense. The amendment is effective for annual periods beginning on or after January 1, 2006. The Group has not adopted this amendment in this Report.

OTHER INFORMATION

Other sections of this Report provide information on significant events occurring since the end of the period and business outlook.

COMPOSITION AND PRINCIPAL CHANGES

Income Statement

1. Net revenues

An analysis of Net revenues (net of intra-Group transactions) by business sector is as follows:

Net revenues by Sector
(in millions of euros)	3rd quarter 2006	3rd quarter 2005	1/1/-9/30/2006	1/1/-9/30/2005
Fiat Auto	5,480	4,253	17,131	13,743
Ferrari	317	302	987	843
Maserati	100	114	351	410
Agricultural and Construction Equipment	2,314	2,440	7,979	7,569
Trucks and Commercial Vehicles	2,071	1,771	6,381	5,753
Fiat Powertrain Technologies (*)	316	351	1,132	998
Components	634	570	2,050	1,806
Metallurgical Products	174	208	573	629
Production Systems	215	365	736	939
Services	49	84	165	252
Publishing and Communications	78	82	276	280
Other Companies and Eliminations	61	57	212	182
Total Net revenues	11,809	10,597	37,973	33,404
(*) This line includes for 2005 the revenues of the engine and gearbox activities previously classified in the Trucks and Commercial Vehicles Sector. Starting from May 2005 the line also includes the engine and gearbox activities run as a joint venture with General Motors until April 2005.

2. Cost of sales

Cost of sales comprises the following:

(in millions of euros)	3rd quarter 2006	3rd quarter 2005	1/1/-9/30/2006	1/1/-9/30/2005
Interest cost and other financial charges from financial services companies	248	190	670	559
Other cost of sales	9,795	8,807	31,441	27,967
Cost of sales	10,043	8,997	32,111	28,526

3. Selling, general and administrative costs

Sales costs amount to 596 million euros and 1,947 in the third quarter of 2006 and in the first nine months of 2006, respectively (575 million euros and 1,863 million euros in the third quarter of 2005 and in the first nine months of 2005, respectively) and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs amount to 463 million euros and 1,521 in the third quarter of 2006 and in the first nine months of 2006, respectively (474 million euros and 1,453 million euros in the third quarter of 2005 and in the first nine months of 2005, respectively) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.

4. Research and development costs

In the third quarter of 2006, research and development costs of 331 million euros (326 million euros in the third quarter of 2005) comprise all research and development costs not recognized as assets amounting to 172 million euros (206 million euros in the third quarter of 2005) and the amortization of capitalized development costs of 159 million euros (120 million euros in the third quarter of 2005). During the period the Group incurred new expenditure for capitalized development costs of 167 million euros (54 million euros in the third quarter of 2005).

In the first nine months of 2006, research and development costs of 1.032 million euros (1,007 million euros in the first nine months of 2005) comprise all research and development costs not recognized as assets amounting to 578 million euros (689 million euros in the first nine months of 2005) and the amortization of capitalized development costs of 454 million euros (318 million euros in the first nine months of 2005). During the period the Group incurred new expenditure for capitalized development costs of 592 million euros (422 million euros in the first nine months of 2005).

5. Other income (expenses)

This item, amounting to 51 million euros and 47 million euros in the third quarter of 2006 and in the first nine months of 2006, respectively (amounting to 7 million euros and 84 million euros in the third quarter of 2005 and in the first nine months of 2005, respectively), consists of income arising from trading operations which is not attributable to the sale of goods and services, such as income from the sale of licenses and know-how, net of miscellaneous operating costs not ascribable to specific functional areas, such as post retirement benefits (health service costs), indirect taxes and duties, and accruals to miscellaneous provisions.

In the first nine months of 2005, the Agricultural and Construction Equipment Sector benefited from a structural reduction in period welfare costs which resulted in a positive adjustment to the amounts previously provided of 83 million euros, pertaining to and recognized in the first half of that year.

6. Gains (losses) on the disposal of investments

This item, amounting to 159 million euros in the third quarter of 2006 and 167 million euros in the first nine months of 2006, includes a gain of 80 million euros on the sale of Banca Unione Credito - B.U.C., a gain of 39 million euros on the sale of Immobiliare Novoli S.p.A., a gain of 23 million euros on the sale of Machen Iveco Holding Sa (which held about 51% shareholding in Ashok Leyland Ltd),. and a gain of 22 million euros on the finalization of the sale of Atlanet S.p.A. In addition a gain of 9 million euros was realized on the sale of the Group’s residual interest in I.P.I. S.p.A. in the second quarter of 2006.

In the corresponding periods of 2005 this item (amounting to 881 million euros and 901 million euros in the third quarter and in the first nine months of 2005, respectively), included amongst other, the net gain of 878 million euros arising from the sale to EDF of the investment held by FIAT in Italenergia BIS and a gain of 23 million euros realised from the sale of Palazzo Grassi S.p.A.

7. Restructuring costs

Restructuring costs amount to 129 million euros in the third quarter of 2006 and have been incurred mainly by CNH (88 million euros, Comau (29 million euros) and Iveco (10 million euros).

Restructuring costs amounted to 420 million euros in the third quarter of 2005 (92 million euros in the third quarter of 2004) and have been incurred mainly by Fiat Auto for 121 million euros, mostly in relation to the restructuring of the Sector’s central organizations and certain foreign operations; by Iveco for 96 million euros, essentially due to a reorganization process of the entire Sector and in particular of its staff structure; by CNH for 77 million euros, regarding the reorganization in progress of its activities and the restructuring of certain of its foreign operations; and by Comau for 43 million euros, Business Solutions for 20 million euros, and other Sectors for minor amounts.

In the first nine months of 2006, the group incurred restructuring costs for a total of 137 million euros (502 million euros in the first nine months of 2005), mostly relating to CNH.

8. Other unusual income (expenses)

Other unusual income (expenses) results in net expenses of 29 million euros for the third quarter of 2006 (net expenses of 284 million euros for the third quarter of 2005). Included in this item, amongst other things, is the impairment of goodwill of 25 million euros relating to certain of Comau’s European operations, which results from the redefinition and restructuring of the perimeters of that Sector’s operations.

In the third quarter of 2005, this item, amounting to expenses of 284 million euros, made up as follows: costs of 121 million euros relating to the reorganization and rationalization of relations with suppliers; costs of 141 million euros incurred by Fiat Auto, as a consequence of the rationalization process of the platforms and the reallocation of production; costs and indemnities of 22 million euros paid to counterparties to settle contractual guarantees granted on the sale of businesses in previous years.

In the first nine months of 2006 this item results in net expenses of 29 million euros .The total balance for the corresponding period in 2005 was a net gain of 816 million euros, consisting of, in addition to the above-mentioned costs of 284 million euros incurred in the third quarter, the total unusual gain for the settlement of the Master Agreement with General Motors for 1,134 million euros (net of related expenses); a gain of 117 million euros realized from the final disposal of the real estate properties that had been securitized in 1998; additional costs connected with the process of reorganization and streamlining of relationships with Group suppliers, initiated in 2004, and with Fiat Auto dealers, for a total of 66 million euros, 71 million euros for an indemnity to Global Value for unwinding the joint-venture with IBM, and 8 million euros from indemnities paid to counterparties to settle contractual guarantees granted on the sale of businesses in previous years.

9. Financial income (expenses) and Unusual financial income

Financial income (expenses)

The analysis of Financial income (expenses) comprises in addition to the items included in the specific line of the income statement, the income from financial services companies included in Net revenues for 295 million euros and 839 million euros in the third quarter and in the first nine months of 2006, respectively (260 million euros and 846 million euros in the third quarter and in the first nine months of 2005, respectively) and the costs incurred by financial services companies included in Interest cost and other financial charges from financial services companies included in Cost of sales for 248 million euros and 670 million euros in the third quarter and in the first nine months of 2006, respectively (190 million euros and 559 million euros in the third quarter and in the first nine months of 2005, respectively). A reconciliation to the income statement is provided at the foot of each table.

Financial Income
(in millions of euros)	3rd quarter 2006	3rd quarter 2005	1/1/-9/30/2006	1/1/-9/30/2005
Interest earned and other financial income	80	64	216	225
Interest income from customers and other financial income of financial services companies	295	260	839	846
Gains on disposal of securities	2	1	6	4
Total financial income	377	325	1,061	1,075
of which:
Interest and other financial income, excluding financial services companies	82	65	222	229

Interest and other financial expenses
Interest expense and other financial expenses	425	479	1,208	1,351
Write downs	26	28	87	91
Losses on disposal of securities	1	-	2	1
Interest costs on employee benefits	38	31	119	93
Total interest and other financial expenses	490	538	1,416	1,536

Net income (expenses) from derivative financial instruments and exchange losses	40	71	106	100

of which:
Interest and other financial expenses, effects resulting from derivatives financial instruments and exchange differences, excluding financial services companies	202	277	640	877

Net financial income (expenses) excluding financial services companies	(120)	(212)	(418)	(648)

Net financial income (expenses) excluding financial services companies totalled 120 million euros in the third quarter of 2006, decreasing from -212 million euros in the third quarter of 2005.

Net financial expenses for the first nine months of 2006, excluding the financial services companies, amounted to 418 million euros, a decrease compared to the net expenses of 648 million euros for the corresponding period in 2005. The improvement compared to the first nine months of 2005 is the consequence of the lower level of debt in the Group’s Industrial Activities (also as the result of the conversion of the Mandatory Convertible Facility and the completion of the Italenergia Bis operation), and financial income of 56 million euros arising from the equity swap on Fiat shares, set up at the time to support stock option plans.

The interest component of pension plan costs and other employee benefits amounted to 119 million euros in the first nine months of 2006 compared to 93 million euros for the same period in 2005.

Unusual financial income

In 2005 this item consisted of income of 858 million euros arising from the increase in capital which took place on September 20, 2005 with the simultaneous extinguishment of the Mandatory Convertible Facility. This balance represents the difference between the subscription price of the shares (of 10.28 euros each) and their market value at the subscription date (of 7.337 euros each), net of accessory costs.

10. Result of investments

Result of investments includes the Group’s interest in the net income or loss of the companies accounted for using the equity method, the writedowns connected with the loss in value of financial assets and any reinstatement of value, the writedowns of investments classified as held for sale, accruals to provisions against investments, income and expense arising from the adjustment to fair value of investments in other entities held for trading, and dividend income.

Result of investments in the third quarter of 2006 shows a gain of 20 million euros (loss of 19 million euros in the third quarter of 2005) and includes (amounts in millions of euros): Fiat Auto Sector Companies -2 (-7 in 2005), various CNH Agricultural and Construction Equipment Sector companies 9 (9 in 2005), Trucks and Commercial Vehicles Sector Companies 4 (-34 in 2005) and other companies 9 (13 in 2005).

Result of investments in the first nine months of 2006 amounts to 110 million euros (6 million euros in the first nine months of 2005) and refers to the following companies (amounts in millions of euros): Fiat Auto Sector companies: 22 (50 in 2005); various Agricultural and Construction Equipment Sector companies: 38 (27 in 2005); Trucks and Commercial Vehicles Sector companies: 25 (-60 in 2004) and other companies: 25 (-11 in 2005).

11. Income taxes

Income taxes consist of the following:

(in millions of euros)	3rd quarter 2006		3rd quarter 2005		1/1/-9/30/2006		1/1/-9/30/2005
Current taxes:
IRAP	35		22		112		77
Other taxes	89		23		254		122
Total current taxes		124		45		366		199
Deferred taxes for the period		5		72		50		442
Prior period taxes		(2)		93		4		93
Total Income taxes for the period		127		210		420		734

The decrease in the charge for income taxes in the third quarter of 2006 with respect to the same period of 2005 is the consequence of the lower amounts relating to charges for prior periods.

Net deferred tax assets at September 30, 2006 consist of deferred tax assets, net of deferred tax liabilities that have been offset where possible by the individual companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

(in millions of euros)	At September 30, 2006	At December 31, 2005	Change
Deferred tax assets	2,102	2,104	(2)
Deferred tax liabilities	(549)	(405)	(144)
Net deferred tax assets	1,553	1,699	(146)

An amount of 37 million euros relating to companies that will be transferred to FAFS, the joint venture being established with Crédit Agricole, has been reclassified at September 30, 2006 from Deferred tax assets to Assets held for sale.

12. Earnings per share

The computation of earnings per share is based on the following figures:

		3rd quarter 2006	3rd quarter 2005	1/1/-9/30/2006	1/1/-9/30/2005
Group interest in net result	million euros	195	818	613	1.293

Profit attributable to ordinary shares	million euros	170	672	472	1.055
Profit attributable preference shares	million euros	13	82	45	134
Profit attributable to savings shares	million euros	12	64	96	104

Average number of ordinary shares outstanding	number	1,087,966,733	844,671,698	1,087,966,733	812,246,285
Average number of preference shares outstanding	number	103,292,310	103,292,310	103,292,310	103,292,310
Average number of savings shares outstanding	number	79,912,800	79,912,798	79,912,800	79,912,798

Earnings per ordinary share	euros	0,156	0.796	0.433	1.299
Earnings per preference share	euros	0,123	0.796	0.433	1.299
Earnings per savings share	euros	0,156	0.796	1.208	1.299

Diluted earnings per ordinary share	euros	0,156	0.796	0.433	1.299
Diluted earnings per preference share	euros	0,123	0.796	0.433	1.299
Diluted earnings per savings share	euros	0,156	0.796	1.208	1.299

The privilege granted to different classes of shares of Fiat S.p.A. has been taken into account for basic and diluted earning per share calculation for the third quarter and first nine months of 2006. In particular in the calculation of basic and diluted earnings per share it was assumed that prior period dividends would be assigned to savings shares. If these prior period dividends had not been assigned, basic and diluted earnings per savings shares would have been 0.153 euros per share in the third quarter of 2006 and 0.627 euros per share in the first nine months of 2006. Basic and diluted earnings per share attributable to ordinary and preference shares would have been 0.153 euros per share in the third quarter of 2006 and 0.472 euros per share in the first nine months of 2006.

In the third quarter and first nine months of 2006 the potential exercise of stock option rights on Fiat S.p.A. ordinary shares did not give rise to dilutive effect.

Balance Sheet

13. Intangible assets

(in millions of euros)	Net of amortization at December 31, 2005	Additions	Amortization	Reclassified to Assets held for sale	Foreign exchange effects and other changes	Net of amortization at September 30, 2006
Goodwill	2,418	776	-	(55)	(168)	2,971
Development costs	2,603	592	(454)	-	(14)	2,727
Other	922	75	(149)	(12)	(29)	807
Total Intangible assets	5,943	1,443	(603)	(67)	(211)	6,505

Goodwill consists principally of net goodwill resulting from the purchase of the Case group and other companies of the Agricultural and Construction Equipment Sector for 1,884 million euros, the Pico group and other companies in the Production Systems Sector for 160 million euros, companies in the Components Sector for 46 million euros, the Irisbus group, other minor items in the Trucks and Commercial Vehicles Sector for 56 million euros, and companies in the Metallurgical Products Sector for 37 million euros. This item additionally includes goodwill amounting to a total of 776 million euros arising on the purchase of part of the recently issued shares of Ferrari S.p.A. by Fiat S.p.A. in the second quarter of 2006, representing 0.44% of the share capital of the company, and on the exercise of the call option on 28.6% of Ferrari shares in the third quarter of 2006. Goodwill relating to the Production Systems sector has been written down by 25 million euros as the result of a process begun during the third quarter of 2006 to redefine and restructure the perimeters of that sector’s activities, following its negative performance and the continuance of the drop in orders being received.

The addition to Other intangible assets of 75 million euros in the first nine months of 2006 relates mainly to software.

Foreign exchange losses of 178 million euros in the first nine months of 2006 principally reflect changes in the Euro/U.S. dollar rate.

14. Property, plant and equipment

(in millions of euros)	Net of depreciation at December 31, 2005	Additions	Depreciation	Change in scope of consolidation	Foreign exchange effects	Disposals and other changes	Net of depreciation at September 30, 2006
Property, plant and equipment	9,830	1,013	(1,373)	(48)	(91)	(115)	9,216
Assets sold with a buy-back commitment	1,176	335	(115)	-	1	(163)	1,234
Total Property plant and equipment	11,006	1,348	(1,488)	(48)	(90)	(278)	10,450

During the first nine months of 2006, additions of 1,348 million euros mainly refer to the Automotive Sectors (Auto, Iveco and CNH). The change in the scope of consolidation regards mainly the sale of Sestrieres S.p.A.

The column Disposals and other changes includes Property, plant and equipment of 10 million euros that will be transferred to FAFS, the joint venture being established with Crédit Agricole, which has been reclassified to Assets held for sale.

15. Investments and other financial assets

(in millions of euros)	At September 30, 2006	At December 31, 2005
Investments	1,986	2,090
Receivables	77	113
Other securities	110	130
Total Investments and other financial assets	2,173	2,333

Changes in investments are as follows:

(in millions of euros)	At December 31, 2005	Revaluations (write-downs)	Changes in the scope of consolidation	Other changes	At September 30, 2006
Investments	2,090	86	-	(190)	1,986

At September 30, 2006, the item Investments totals 1,986 million euros (2,090 million euros at December 31, 2005) and includes, amongst others, the following investments (in millions of euros): Fidis Retail Italia S.p.A. 457 (431 at December 31, 2005), Tofas Turk Otomobil Fabrikasi A.S. 193 (245 at December 31, 2005), Iveco Finance Holdings Ltd. 136 (131 at December 31, 2005), Sevel S.p.A. 91 (108 at December 31, 2005), Naveco Ltd 118 (118 at December 31, 2005), Kobelco Construction Machinery Co. Ltd. 113 (106 at December 31, 2005), Rizzoli Corriere della Sera MediaGroup S.p.A. 105 (104 at December 31, 2005), Mediobanca S.p.A. 258 (227 at December 31, 2005).

Other changes, representing an overall decrease of 190 million euros, refer mainly to the following: exchange losses of 90 million euros; acquisitions and capitalizations for 15 million euros; a positive the fair value adjustment arising from the investment in Mediobanca S.p.A. of 17 million euros; divestitures for 92 million euros; dividends distributed by companies accounted for using the equity method (-67 million euros).

Revaluations and write downs consist of adjustments for the result for the period to the carrying value of investments accounted for under the equity method. Write downs also include any loss in value in investments accounted for under the cost method.

16. Leased assets

(in millions of euros)	Net of depreciation at December 31, 2005	Additions	Depreciation	Foreign exchange effect	Reclassified to Assets held for sale	Disposals and other changes	Net of depreciation at September 30, 2006
Leased assets	1,254	697	(234)	(9)	(1,240)	(248)	220

The column Reclassifications to Assets held for sale relates to assets leased out under operating lease arrangements by companies which will be transferred to FAFS, the joint venture being established with Crédit Agricole.

17. Inventories

(in millions of euros)	At September 30, 2006	At December 31, 2005
Raw materials, supplies and finished goods	8,690	7,499
Work in progress	2,352	2,550
Advances on contract work	(2,014)	(2,168)
Total Inventories	9,028	7,881

At June 30, 2006, Inventories include assets sold with a buy-back commitment by Fiat Auto for 1,057 million euros (748 million euros at December 31, 2005). Net of this amount, inventories show an increase of 838 million euros in the first nine months of 2006, mainly due to the increase in Iveco caused also by the launch of the new Daily and that in Fiat Auto as a result of its increased levels of activity.

The majority of Work in progress and Advances on contract work relate to the Production Systems Sector (Comau).

18. Current receivables

(in millions of euros)	At September 30, 2006	At December 31, 2005
Trade receivables	5,161	4,969
Receivables from financing activities	11,890	15,973
Other receivables	2,832	3,084
Total Current Receivables	19,883	24,026

Trade receivables have increased by 192 million euros over December 31, 2005 as the result of the increase in sales of Fiat Auto and CNH, net of trade receivables of 229 million euros that will be transferred to FAFS, the joint venture being established with Crédit Agricole, which have been reclassified to Assets held for sale.

Other receivables include amounts due from the Tax Authorities, security deposits and miscellaneous receivables. The decrease of 252 million euros in the balance compared to December 31, 2005 is mostly due to the receipt of amounts due from the tax authorities, and the reclassification of receivables of 94 million euros of the above companies to Assets held for sale.

Receivables from financing activities include the following:

(in millions of euros)	At September 30, 2006	At December 31, 2005
Retail financing	6,564	6,655
Finance leases	577	716
Dealer financing	4,315	6,804
Supplier financing	217	335
Receivables from banking activities	-	1,147
Financial receivables from companies under joint control, associates and unconsolidated subsidiaries	22	70
Other	195	246
Total Receivables from financing activities	11,890	15,973

The decrease of 4,083 million euros in Receivables from financing activities, net of negative foreign exchange differences of approximately 500, is due to the sale of B.U.C. (with the resulting effect of reducing the balance for Receivables from banking activities to nil) and to the reclassification of 2,880 million euros to Assets held for sale of Receivables from financing activities that will be transferred to FAFS, the joint venture being established with Crédit Agricole (in particular Receivables from the sales network of 2,831million euros, Receivables from lease arrangements of 13 million euros and Other receivables of 36 million euros). These decreases were partially set off by the rise in financing granted by the financial services companies of CNH to the sales network and to final customers.

19. Current securities

At September 30, 2006 Current securities include short-term or marketable securities which represent temporary investments which are readily convertible into cash, but which do not satisfy the requirements for being classified as cash equivalents. During the first nine months of 2006 this item decreased by 196 million euros, as a consequence of a changed mix in the temporary investment of funds, and the sale of B.U.C. for 102 million euros.

20. Other financial assets and Other financial liabilities

These items include, respectively, the positive and the negative fair value measurement of derivative financial instruments at September 30, 2006.

In particular, the overall change in other financial assets (from 454 million euros at December 31, 2005 to 398 million euros at September 30, 2006), and the decrease in other financial liabilities (from 189 million euros at December 31, 2005 to 141 million euros at September 30, 2006), is mainly due to the changes in exchange rates and interest rates over the period. As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

21. Cash and cash equivalents

Cash and cash equivalents include cash at bank, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.
At September 30, 2006 this item includes 868 million euros (706 million euros at December 31, 2005) of cash whose use is restricted to the repayment of the debt related to securitisations mainly classified in the item Asset-backed financing.

22. Assets and liabilities held for sale

At September 30, 2006 the item Assets and Liabilities held for sale consists respectively of the book value of 4,648 million euros of the assets and of the book value of 1,913 million euros of the liabilities of the companies to be transferred to FAFS, the joint venture being established with Crédit Agricole.

Assets held for sale include additionally an amount of 31 million euros representing certain buildings and industrial factories owned by CNH and no longer in use, as a consequence of the restructuring process that took place in previous years following the acquisition of the Case group and other Property, plant and equipments amounting to 3 million euros.

In addition to the buildings and industrial factories referred to above, the item Assets and liabilities held for sale at December 31, 2005 also includes the carrying amount of the assets and liabilities of the subsidiary Atlanet S.p.A. for respectively 119 million euros and 110 million euros; an agreement with the British Telecom group was signed for the sale of this subsidiary in the fourth quarter of 2005, at the time subject to the approval of the antitrust authorities but which was subsequently obtained in February 2006.

The items included in Assets held for sale and Liabilities held for sale as of September 30, 2006, may be summarized as follows:

(in millions of euros)	At September 30, 2006
Intangible assets	67
Property, plant and equipment	44
Investments and other financial assets	2
Leased assets	1.240
Deferred tax assets	39
Trade receivables	229
Receivables from financing activities	2.880
Other receivables, Accrued income and prepaid expenses	100
Cash and cash equivalents	81
Total Assets	4.682
Provisions	56
Debt:	1.618
- Asset-backed financing	1.464
- Other debt	154
Trade payables	134
Deferred tax liabilities	2
Other payables, Accrued expenses and deferred income	103
Total Liabilities	1.913

23. Stockholders' equity

Stockholders’ equity has increased by 177 million euros from that at December 31, 2005. This increase arises principally from net income for the period of 681 million euros and foreign exchange losses from the translation into euros of the financial statements of subsidiaries denominated in other currencies of 449 million euros.

Capital stock, fully paid-in, amounts to 6,377 million euros at September 30, 2006 and consists of 1,275,451,426 shares as follows:

▪ 1,092,246,316 ordinary shares;
▪ 103,292,310 preference shares;
▪ 79,912,800 savings shares;

all with a par value of 5 euros each.

For more complete information on the capital stock of Fiat S.p.A., reference should be made to Note 25 of the Consolidated Financial Statements at December 31, 2005.

Accumulated other comprehensive income is as follows:

(in million of euros)	At September 30, 2006	At December 31, 2005
Gains (losses) recognised directly in the cash flow hedge reserve	2	(16)
Gains (losses) recognised directly in the available-for-sale reserve	159	136
Exchange gains (losses) on the translation of foreign operations	375	791
Total other comprehensive income	536	911

24. Provisions

(in millions of euros)	At September 30, 2006		At December 31, 2005		Change
Employee benefits		3,713		3,919	(206)
Other provisions:
Warranty provision	1,224		1,046		178
Restructuring provision	484		519		(35)
Investment provision	66		71		(5)
Other risks	2,979		3,143		(164)
Total Other provisions		4,753		4,779	(26)
Total Provisions		8,466		8,698	(232)

Provisions for Employee benefits include provisions for both pension plans and other post employment benefits. The decrease of 206 million includes a foreign exchange loss of 83 million euros arising from changes in the exchange rate between the US dollar and the Euro.

Reserves for risks and charges and other reserves amount to 2,979 million euros at September 30, 2006 (3,143 million euros at December 31, 2005) and include provisions for contractual, commercial and legal risks.

25. Debt

(in millions of euros)	At September 30, 2006		At December 31, 2005		Change
Asset-backed financing		8,606		10,729	(2,123)
Other debt:
Bonds	7,977		7,634		343
Borrowings from banks	3,752		5,043		(1,291)
Loans for banking activities	-		1,255		(1,255)
Payables represented by securities	388		392		(4)
Other	668		708		(40)
Total Other debt		12,785		15,032	(2,247)
Total Debt		21,391		25,761	(4,370)

Debt fell by 4,370 million euros over the first nine months of 2006 principally as the consequence of the sale of B.U.C. (which at December 31, 2005 had bank debt of 1,255 million euros), the reclassification to Liabilities held for sale of debt held by the companies to be transferred to FAFS, the joint venture being established with Crédit Agricole, (which had liabilities of 1,618 million euros at September 30, 2006),the reimbursement of bonds amounting to 1.8 billion euros and the net decrease of approximately 1.5 billion euros of Asset-backed financing, Borrowings from banks and other payables, net of foreign exchange translation differences amounting to approximately 600 million euros.

On the other hand the following securities have been issued in the first nine months of 2006:
  a Fiat Finance & Trade S.A. bond having a nominal value of 1 billion euros, issued at par, bearing fixed interest at 6.625% and repayable on February 15, 2013;
  a Case New Holland Inc. bond having a nominal value of 500 million of U.S. dollars (approximately 400 million euros), issued at par, bearing annual interest at 7.125 and repayable in 2014;
  a Fiat Finance & Trade S.A. bond having a nominal value of 1 billion euros and issued at a price of 99.565% under a Global Medium Term Note Programme of a maximum of 15 billion euros; the bond bears fixed interest at 5.625% and is repayable on November 15, 2011.
These increases have been partially offset by the repayment at maturity of the bonds issued, as part of the Global Medium Term Note Programme, by Fiat Finance and Trade S.A.( 1,678 million euros) and Fiat Finance Canada (100 million euros).

The principal bond issues outstanding at September 30, 2006 are as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount (in millions of euros)
Global Medium Term Notes:
Fiat Finance & Trade (1)	EUR	495	5.50%	December 13, 2006	495
Fiat Finance & Trade (1)	EUR	1,000	6.25%	February 24, 2010	1,000
Fiat Finance & Trade (1)	EUR	1,300	6.75%	May 25, 2011	1,300
Fiat Finance & Trade (1)	EUR	617	(2)	(2)	617
Fiat Finance & Trade (5)	EUR	1,000	5.625%	November 15, 2011	1,000
Others (3)					330
Total Global Medium Term Notes					4,742
Convertible bonds:
Fiat Fin. Luxembourg (4)	USD	17	3.25%	January 9, 2007	14
Total Convertible bonds					14
Other bonds:
CNH Capital America LLC	USD	127	6.75%	October 21, 2007	100
Case New Holland Inc.	USD	500	6.00%	June 1, 2009	395
Case New Holland Inc.	USD	1,050	9.25%	August 1, 2011	829
Fiat Finance & Trade (5)	EUR	1,000	6.625%	February 15, 2013	1,000
Case New Holland Inc.	USD	500	7.125%	March 1, 2014	395
CNH America LLC	USD	254	7.25%	January 15, 2016	201
Total Other bonds					2,920
Fair value adjustment and amortised cost valuation					301
Total Bonds					7,977
(1) Bonds listed on the Mercato Obbligazionario Telematico of the Italian stock exchange (EuroMot). In addition, the majority of the bonds issued by the Fiat Group are also listed on the Luxembourg stock exchange.
(2) “Fiat Step-Up Amortizing 2001-2011” bonds repayable at face value in five equal annual instalments each for 20% of the total issued (617 million euros) due beginning from the sixth year (November 7, 2007) by reducing the face value of each bond outstanding by one-fifth. The last instalment will be repaid on November 7, 2011. The bonds pay coupon interest equal to: 4.40% in the first year (November 7, 2002), 4.60% in the second year (November 7, 2003), 4.80% in the third year (November 7, 2004), 5.00% in the fourth year (November 7, 2005), 5.20% in the fifth year (November 7, 2006), 5.40% in the sixth year (November 7, 2007), 5.90% in the seventh year (November 7, 2008), 6.40% in the eighth year (November 7, 2009), 6.90% in the ninth year (November 7, 2010), 7.40% in the tenth year (November 7, 2011).
(3) Bonds with amounts outstanding equal to or less than the equivalent of 50 million euros.
(4) Bonds convertible into General Motors Corporation common stock.
(5) Bond listed on the Irish Stock Exchange.

Further information about these bonds is included in Note 28 to the Consolidated Financial Statements at December 31, 2005. The prospectuses, the offering circulars or their abstracts relating to the aforementioned principal bond issues are available on the Group’s website at www.fiatgroup.com under “Investor Relations - Financial Reports”.

The Fiat Group intends to repay the issued bonds in cash at maturity by utilizing available liquid resources.

At September 30, 2006, the Fiat Group also had unused committed credit lines of approximately 1.5 billion euros.

In addition, the companies in the Fiat Group may from time to time buy back bonds on the market that have been issued by the Group, also for purposes of their cancellation. Such buybacks, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Finally, financial payables secured with mortgages and other liens on assets of the Group amount to 232 million euros at September 30, 2006 (710 million euros at December 31, 2005); this amount includes balances of 131 million euros (145 million euros at December 31, 2005) due to creditors for assets acquired under finance leases.

The decrease at September 30, 2006 over December 31, 2005 is mostly the result of the extinguishment of loans secured on inventory.

26. Trade payables

Trade payables of 11,631 million euros at September 30, 2006 decreased by 146 million euros from the amount at December 31, 2005. An amount of 134 million euros of this change is due to the reclassification to Liabilities held for sale of Trade payables of the companies that will be transferred to the joint venture being established with Crédit Agricole.

27. Other payables

Other payables include 2.544 million euros of amounts payable to customers related to buy-back agreements (2,171 million euros at December 31, 2005).

This item also includes a payable of 893 million euros arising at the end of September 2006 following the exercise of the call option on 28.6% of the shares of Ferrari S.p.A. This debt was settled at the beginning of October.

28. Accrued expenses and deferred income

The item Accrued liabilities and deferred income includes public investment grants recognised as income over the useful lives of the assets to which they relate. Furthermore, the item comprises deferred income relating to service contracts, as well as accrued liabilities for costs that will be settled in the following year.

29. Guarantees granted, commitments and contingent liabilities

Guarantees granted

At September 30, 2006, the Group has provided guarantees on the debt or commitments of third parties or associated entities totalling 761 million euros (1,198 million euros at December 31, 2005). An amount of 437 million euros of the decrease of 319 million euros is due to lower guarantees granted on behalf of Sava S.p.A. for the bonds it has issued which are now falling due.

Other commitments and important contractual rights

The Fiat Group has important commitments and rights deriving from outstanding agreements. These commitments and rights are described in Note 32 of the Consolidated Financial Statements at December 31, 2005, to which reference should be made, insofar as no changes occurred in the first nine months of 2006 (other than the cessation of relations with Mediobanca, connected with the investment in Ferrari S.p.A., with the exercise of the call option referred to above at the end of September 2006). In particular, these involve commitments and rights regarding:

▪  relations with Synesis Finanziaria for the investment in Fidis Retail Italia;
▪	relations of Teksid with the partner Norsk Hydro concerning the subsidiary Meridian Technologies;
▪	relations of Fiat with Renault concerning the subsidiary Teksid.

Lawsuits and controversies

The Parent Company and certain subsidiaries are party to various lawsuits and controversies. Nevertheless, it is believed that the resolution of these  controversies will not cause significant liabilities for which specific risk provisions have not already been set aside.

Sales of receivables

The Group has discounted receivables and bills without recourse having due dates beyond September 30, 2006 amounting to 2,236 million euros (2,463 million euros at December 31, 2005, with due dates beyond that date), which refer to trade receivables and other receivables for 1,796 million euros (2,007 million euros at December 31, 2005) and receivables from financing for 440 million euros (456 million euros at December 31, 2005).

30. Other information

During the first nine months of 2006, the Group had an average number of employees of 173,748, compared to an average of 168.135 during the first nine months of 2005.

A list of the principal exchange rates used to convert the amounts reported by companies outside the Euro zone into the euros is provided below:

	1/1-9/30/2006		At December 31, 2005	1/1-9/30- 2005
	Average	At June 30		Average	At June 30
US dollar	1.245	1.266	1.180	1.263	1.204
Pound sterling	0.685	0.678	0.685	0.685	0.682
Swiss franc	1.566	1.588	1.555	1.549	1.556
Polish zloty	3.912	3.971	3.860	4.059	3.919
Brazilian real	2.720	2.752	2.761	3.144	2.675
Argentine peso	3.842	3.950	3.589	3.662	3.498

Income statement by business sector

(in millions of euros)	Fiat Auto	Ferrari	Maserati	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Business Solutions	Itedi	Other and elimina-tions	FIAT Group
3rd quarter 2006
Total net revenues	5,537	332	106	2,314	2,095	1,345	979	223	288	156	80	(1,646)	11,809
Net revenues intersegment (*)	(57)	(15)	(6)	-	(24)	(1,029)	(345)	(49)	(73)	(107)	(2)	1,707	-
Net revenues from third parties	5,480	317	100	2,314	2,071	316	634	174	215	49	78	61	11,809
Trading profit	51	38	(6)	137	156	32	44	15	(8)	10	(2)	(40)	427
Unusual income (expenses)	1	-	-	(89)	13	(1)	(1)	-	(53)	1	1	128	-
Operating result	52	38	(6)	48	169	31	43	15	(61)	11	(1)	88	427
Financial income (expenses)													(120)
Result from investments													20
Result before taxes													327
Income taxes													127
Result from continuing operations													200

(in millions of euros)	Fiat Auto	Ferrari	Maserati	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Business Solutions	Itedi	Other and elimina-tions	FIAT Group
3rd quarter 2005
Total net revenues	4,341	302	114	2,456	1,832	1,203	923	252	422	206	83	(1,537)	10,597
Net revenues intersegment (*)	(88)	-	-	(16)	(61)	(852)	(353)	(44)	(57)	(122)	(1)	1,594	-
Net revenues from third parties	4,253	302	114	2,440	1,771	351	570	208	365	84	82	57	10,597
Trading profit	(85)	42	(10)	133	87	24	38	14	25	13	(3)	(46)	232
Unusual income (expenses)	(393)	-	-	(78)	(92)	(26)	(17)	(3)	(43)	(17)	-	846	177
Operating result	(478)	42	(10)	55	(5)	(2)	21	11	(18)	(4)	(3)	800	409
Financial income (expenses)													(212)
Unusual financial income													858
Result from investments													(19)
Result before taxes													1.036
Income taxes													210
Result from continuing operations													826

(*) Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.

(in millions of euros)	Fiat Auto	Ferrari	Maserati	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Business Solutions	Itedi	Other and elimina-tions	FIAT Group
1/1-9/30/2006
Total net revenues	17,305	1,038	375	7,980	6,452	4,515	3,321	743	940	462	282	(5,440)	37,973
Net revenues intersegment (*)	(174)	(51)	(24)	(1)	(71)	(3,383)	(1,271)	(170)	(204)	(297)	(6)	5,652	-
Net revenues from third parties	17,131	987	351	7,979	6,381	1,132	2,050	573	736	165	276	212	37,973
Trading profit	196	102	(32)	547	389	118	136	45	(29)	25	3	(91)	1,409
Unusual income (expenses)	(4)	-	-	(93)	15	(1)	(2)	(2)	(54)	3	2	136	-
Operating result	192	102	(32)	454	404	117	134	43	(83)	28	5	45	1,409
Financial income (expenses)													(418)
Result from investments													110
Result before taxes													1,101
Income taxes													420
Result from continuing operations													681

(in millions of euros)	Fiat Auto	Ferrari	Maserati	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Business Solutions	Itedi	Other and elimina-tions	FIAT Group
1/1-9/30/2005
Total net revenues	13,971	907	410	7,628	5,976	3,044	2,919	773	1,091	559	286	(4.160)	33,404
Net revenues intersegment (*)	(228)	(64)	-	(59)	(223)	(2,046)	(1,113)	(144)	(152)	(307)	(6)	4.342	-
Net revenues from third parties	13,743	843	410	7,569	5,753	998	1,806	629	939	252	280	182	33,404
Trading profit	(302)	74	(63)	538	217	82	113	33	10	21	9	(93)	639
Unusual income (expenses)	(533)	-	-	(86)	(124)	(28)	(34)	(4)	(49)	(27)	(2)	2,102	1,215
Operating result	(835)	74	(63)	452	93	54	79	29	(39)	(6)	7	2,009	1,854
Financial income (expenses)													(648)
Unusual financial income													858
Result from investments													6
Result before taxes													2,070
Income taxes													734
Result from continuing operations													1,336

(*) Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 16, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney